Goldman Sachs Trust
Institutional Liquid Assets

▶ Prime Obligations Portfolio

▶ Money Market Portfolio

▶ Government Portfolio

▶ Treasury Obligations Portfolio

▶ Treasury Instruments Portfolio

▶ Federal Portfolio

▶ Tax-Exempt Diversified Portfolio

▶ Tax-Exempt California Portfolio

▶ Tax-Exempt New York Portfolio

SEMI-ANNUAL REPORT
June 30, 2002

Goldman
Sachs

Goldman Sachs Trust
Institutional Liquid Assets

Taxable Portfolios

Prime Obligations Portfolio. The Portfolio invests in securities of the U.S. government, its agencies, authorities and instrumentalities, obligations of U.S. banks, commercial paper and other short-term obligations of U.S. companies, states, municipalities and other entities, and repurchase agreements.

Money Market Portfolio. The Portfolio invests in securities of the U.S. government, its agencies, authorities and instrumentalities, U.S. dollar denominated obligations of U.S. and foreign banks, U.S. dollar denominated commercial paper and other short-term obligations of U.S. and foreign companies, foreign governments, states, municipalities and other entities, and repurchase agreements.

Government Portfolio. The Portfolio invests, directly or indirectly, only in securities of the U.S. government, its agencies, authorities and instrumentalities, and repurchase agreements relating to such securities.

Treasury Obligations Portfolio. The Portfolio invests only in securities issued by the U.S. Treasury which are backed by the full faith and credit of the U.S. government, and repurchase agreements relating to such securities.

Treasury Instruments Portfolio. The Portfolio invests only in certain U.S. Treasury Obligations, the interest income from which is generally exempt from state income taxation.

Federal Portfolio. The Portfolio invests only in certain securities of the U.S. government and certain of its agencies, authorities and instrumentalities, the interest income from which is generally exempt from state income taxation.

Tax-Exempt Portfolios

Tax-Exempt Diversified Portfolio. The Portfolio invests in municipal obligations issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies, authorities and instrumentalities, and the District of Columbia, the interest from which, if any, is exempt from federal income tax, and not an item of tax preference under the federal alternative minimum tax.

Tax-Exempt California Portfolio. The Portfolio is a non-diversified portfolio consisting primarily of municipal obligations issued by or on behalf of the State of California and its political subdivisions, agencies and instrumentalities and other obligations that are exempt from federal and California state income taxes, and not an item of tax preference under the federal alternative minimum tax.

Tax-Exempt New York Portfolio. The Portfolio is a non-diversified portfolio consisting primarily of municipal obligations issued by or on behalf of the State of New York and its political subdivisions, agencies and instrumentalities and other obligations that are exempt from federal, New York State and New York City income taxes, and not an item of tax preference under the federal alternative minimum tax.

ILA Prime Obligations Portfolio

June 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Commercial Paper and Corporate Obligations—17.8%			
Agriculture Services			
Cargill, Inc.			
$ 19,000,000	1.80%	07/08/2002	$ 18,993,350
Asset-Backed			
Asset Portfolio Funding Corp.			
15,434,000	1.84	07/23/2002	15,416,645
Corporate Receivables Corp.			
20,000,000	1.86	07/12/2002	19,988,633
Edison Asset Securitization Corp.			
17,852,000	1.99	11/18/2002	17,713,845
Independence Funding LLC			
15,000,000	1.90	09/16/2002	14,939,042
Kittyhawk Funding Corp.			
20,000,000	1.80	09/16/2002	19,923,214
Stellar Funding Group, Inc.			
18,525,000	1.94	07/01/2002	18,525,000
Three Pillars Funding Corp.			
20,045,000	1.80	07/18/2002	20,027,962
Total Commercial Paper and Corporate Obligations			$145,527,691
Bank and Medium-Term Notes—1.2%			
General Electric Capital Corp.			
$ 5,000,000	1.87%#	07/09/2002	$ 5,000,000
U.S. Bank, N.A.			
5,000,000	2.52	05/14/2003	4,998,697
Total Bank and Medium-Term Notes			$ 9,998,697
Certificates of Deposit—7.4%			
Chase Manhattan Bank, N.A.			
$ 25,000,000	1.86%	07/17/2002	$ 25,000,000
Citibank, N.A.			
20,000,000	1.80	08/28/2002	20,000,000
Marshall & IIsley Bank			
5,000,000	2.60	05/06/2003	5,000,418
U.S. Bank, N.A.			
10,000,000	2.51	06/02/2003	10,000,000
Total Certificates of Deposit			$ 60,000,418
U.S. Government Agency Obligations—25.4%			
Federal Home Loan Bank			
$100,000,000	1.87%	07/01/2002	$100,000,000
5,000,000	6.88	07/18/2002	5,006,959
25,000,000	1.72#	07/20/2002	24,995,266
10,000,000	1.76#	08/19/2002	9,997,509
5,000,000	3.00	04/25/2003	4,999,125

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Government Agency Obligations (continued)			
Federal Home Loan Mortgage Corp.			
$ 10,000,000	2.13%	12/05/2002	$ 9,907,109
10,000,000	2.14	12/05/2002	9,906,672
Federal National Mortgage Association			
25,000,000	1.69#	07/15/2002	24,984,271
5,000,000	6.75	08/15/2002	5,017,744
7,435,000	3.21	08/23/2002	7,399,918
Student Loan Marketing Association			
5,000,000	3.95	07/01/2002	5,000,000
Total U.S. Government Agency Obligations			$207,214,573
Variable Rate Obligations#—5.5%			
Monumental Life Insurance Co.†			
$ 20,000,000	2.01%	07/01/2002	$ 20,000,000
Pacific Mutual Life Insurance Co.†			
25,000,000	1.87	07/01/2002	25,000,000
Total Variable Rate Obligations			$ 45,000,000
Total Investments before Repurchase Agreements			$467,741,379
Repurchase Agreements*—42.7%			
Joint Repurchase Agreement Account I			
$ 49,300,000	1.89%	07/01/2002	$ 49,300,000
Joint Repurchase Agreement Account II			
300,000,000	1.96	07/01/2002	300,000,000
Total Repurchase Agreements			$349,300,000
Total Investments			$817,041,379

\# Variable rate security index is based on the LIBOR rate.

† Insurance company issued short-term funding agreement.

* Unless noted, all repurchase agreements were entered into on June 28, 2002.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security or the next interest reset date for floating rate securities.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

ILA Money Market Portfolio

June 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Commercial Paper and Corporate Obligations—29.2%			
Asset-Backed			
Asset Portfolio Funding Corp.			
$ 45,000,000	1.80%	09/20/2002	$ 44,817,750
Edison Asset Securitization Corp.			
50,000,000	1.80	09/04/2002	49,837,500
Falcon Asset Securitization Corp.			
34,990,000	1.86	07/15/2002	34,964,691
Independence Funding LLC			
60,000,000	1.90	09/16/2002	59,756,167
Kittyhawk Funding Corp.			
42,351,000	1.80	09/16/2002	42,188,401
Tulip Funding Corp.			
50,000,000	1.83	07/23/2002	49,944,083
Asset-Backed-Special Purpose Finance Companies			
CXC, Inc.			
50,000,000	1.86	07/15/2002	49,963,833
Commercial Banks			
Bank of Ireland			
35,000,000	1.85	07/11/2002	34,982,014
Banque Et Caisse D'Epargne et de Credit			
50,000,000	1.92	08/15/2002	49,880,000
Danske Corp.			
52,227,000	1.86	07/12/2002	52,197,318
Rose One Plus			
33,130,000	1.85	07/29/2002	33,082,329
Oil & Gas Extraction			
Shell Finance PLC			
35,000,000	1.82	08/13/2002	34,923,914
Savings Institutions			
Alliance & Leicester PLC			
30,000,000	1.80	09/25/2002	29,871,000
Security and Commodity Brokers, Dealers and Services			
Credit Suisse First Boston Corp.			
7,500,000	1.83	07/23/2002	7,491,613
Total Commercial Paper and Corporate Obligations			$ 573,900,613
Certificates of Deposit—1.3%			
Citibank, N.A.			
$ 25,000,000	1.80%	08/28/2002	$ 25,000,000
Total Certificates of Deposit			$ 25,000,000
Certificates of Deposit-Eurodollar—2.3%			
Barclays Bank PLC			
$ 25,000,000	1.99%	09/17/2002	$ 24,999,358

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Certificates of Deposit-Eurodollar (continued)			
Landesbank Hessen Thuringen			
$ 20,000,000	1.89%	08/28/2002	$ 19,996,171
Total Certificates of Deposit-Eurodollar			$ 44,995,529
Certificates of Deposit-Yankeedollar—14.3%			
Abbey National Treasury Services			
$ 50,000,000	1.67%	07/15/2002	$ 49,998,453
BNP Paribas SA, New York			
30,000,000	1.99	08/30/2002	30,000,495
Credit Agricole Indosuez, New York			
25,000,000	2.48	06/05/2003	24,991,965
Merita Bank PLC			
10,000,000	2.15	11/06/2002	10,000,000
Rabobank Nederland			
25,000,000	3.06	04/25/2003	24,991,994
The Toronto-Dominion Bank			
25,000,000	2.55	11/26/2002	24,998,998
UBS AG			
25,000,000	1.87	07/31/2002	25,000,000
15,000,000	1.88	07/31/2002	15,000,000
50,000,000	2.17	11/18/2002	49,998,098
Westpac Banking Corp.			
25,000,000	2.70	04/15/2003	24,996,107
Total Certificates of Deposit-Yankeedollar			$ 279,976,110
U.S. Government Agency Obligations—8.5%			
Federal Home Loan Bank			
$ 50,000,000	1.76%#	08/19/2002	$ 49,987,548
10,000,000	3.00	04/25/2003	9,998,250
Federal Home Loan Mortgage Corp.			
11,880,000	3.40	07/18/2002	11,860,926
Federal National Mortgage Association			
75,000,000	1.69#	07/15/2002	74,952,811
20,000,000	6.75	08/15/2002	20,070,977
Total U.S. Government Agency Obligations			$ 166,870,512
Variable Rate Obligations#—19.9%			
Bank of Scotland			
$ 50,000,000	1.76%	07/31/2002	$ 49,980,899
Bayerische Landesbank GI, New York			
25,000,000	1.76	07/24/2002	24,992,752

The accompanying notes are an integral part of these financial statements.

ILA Money Market Portfolio (continued)

June 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost		Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Variable Rate Obligations (continued)					**Repurchase Agreements*—24.4%**			
BellSouth Telecommunications, Inc.					Joint Repurchase Agreement Account I			
$ 50,000,000	1.91%	09/04/2002	$ 50,000,000		$ 45,200,000	1.89%	07/01/2002	$ 45,200,000
Danske Bank, New York					Joint Repurchase Agreement Account II			
25,000,000	1.77	07/23/2002	24,990,173		435,000,000	1.96	07/01/2002	435,000,000
General Electric Capital Corp.					**Total Repurchase Agreements**			**$ 480,200,000**
15,000,000	1.87	07/09/2002	15,000,000					
25,300,000	1.84	07/24/2002	25,307,183		**Total Investments**			**$1,961,208,290**
J.P. Morgan Chase & Co.								
20,000,000	2.01	08/28/2002	20,022,990					
Monumental Life Insurance Co.†								
25,000,000	2.01	07/01/2002	25,000,000					
Nationwide Building Society								
20,000,000	1.84	07/15/2002	20,000,000					
New York Life Insurance Co.†								
10,000,000	1.94	08/27/2002	10,000,000					
25,000,000	1.93	09/30/2002	25,000,000					
Societe Generale								
25,000,000	1.76	07/22/2002	24,992,214					
Svenska Handelsbanken AB								
50,000,000	1.76	07/29/2002	49,979,315					
Wells Fargo Bank, N.A.								
25,000,000	1.79	07/05/2002	25,000,000					
Total Variable Rate Obligations			**$ 390,265,526**					
Total Investments before Repurchase Agreements			**$1,481,008,290**					

\# Variable rate security index is based on the LIBOR rate.

† Insurance company issued short-term funding agreement.

* Unless noted, all repurchase agreements were entered into on June 28, 2002.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security or the next interest reset date for floating rate securities.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

ILA Government Portfolio

June 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Government Agency Obligations—49.5%			
Federal Farm Credit Bank			
$ 15,000,000	1.72%	09/06/2002	$ 14,998,089
Federal Home Loan Bank			
20,000,000	1.87	07/01/2002	20,000,000
Federal National Mortgage Association			
20,000,000	1.80#	07/01/2002	19,996,078
10,000,000	1.83	07/10/2002	9,995,437
12,789,000	1.76	07/17/2002	12,778,996
5,000,000	1.78	08/07/2002	4,990,853
8,000,000	1.96	11/06/2002	7,944,249
Total U.S. Government Agency Obligations			$ 90,703,702
Total Investments before Repurchase Agreements			$ 90,703,702
Repurchase Agreements^*—50.5%			
Joint Repurchase Agreement Account I			
$ 27,600,000	1.89%	07/01/2002	$ 27,600,000
Joint Repurchase Agreement Account II			
50,000,000	1.96	07/01/2002	50,000,000
UBS Warburg LLC			
15,000,000	1.79	09/16/2002	15,000,000
Maturity Value: $15,066,379			
Dated: June 19, 2002			
Total Repurchase Agreements			$ 92,600,000
Total Investments			$ 183,303,702

\# Variable rate security index is based on either LIBOR or federal funds rate.

^ At June 30, 2002, these agreements were fully collateralized by U.S. Treasury obligations and Federal Agency obligations.

* Unless noted, all repurchase agreements were entered into on June 28, 2002.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security or the next interest reset date for floating rate securities.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

ILA Treasury Obligations Portfolio

June 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost	Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Treasury Obligations—23.9%				**Repurchase Agreements (continued)**			
Treasury Inflation Index Note (TIP)				Lehman Brothers Holdings			
$280,092,500	3.63%	07/15/2002	$ 280,870,154	$ 25,000,000	1.85%	07/01/2002	$ 25,000,000
United States Treasury Bills				Maturity Value: $25,003,854			
10,000,000	1.74	12/26/2002	9,914,214	SG Cowen Securities Corp.			
300,000,000	1.78	12/26/2002	297,367,083	100,000,000	1.88	07/01/2002	100,000,000
United States Treasury Notes				Maturity Value: $100,015,667			
25,000,000	5.13	12/31/2002	25,371,255	UBS Warburg LLC			
25,000,000	5.50	01/31/2003	25,469,018	25,000,000	1.85	07/01/2002	25,000,000
19,920,000	4.00	04/30/2003	20,139,932	Maturity Value: $25,003,854			
25,080,000	4.25	06/02/2003	25,580,384	75,000,000	1.79	07/05/2002	75,000,000
25,000,000	5.50	06/02/2003	25,676,758	Maturity Value: $75,328,167			
				Dated: April 8, 2002			
Total U.S. Treasury Obligations			$ 710,388,798	50,000,000	1.86	07/31/2002	50,000,000
				Maturity Value: $50,289,333			
Total Investments before Repurchase Agreements			$ 710,388,798	Dated: April 10, 2002			
				Total Repurchase Agreements			$2,258,100,000
Repurchase Agreements^*—76.0%				**Total Investments**			$2,968,488,798
Bank Of America Grand Cayman							
$125,000,000	1.85%	07/01/2002	$ 125,000,000				
Maturity Value: $125,019,271							
Barclays Bank							
125,000,000	1.87	07/01/2002	125,000,000				
Maturity Value: $125,019,479							
Bear Stearns Companies, Inc.							
125,000,000	1.94	07/01/2002	125,000,000				
Maturity Value: $125,020,208							
C.S. First Boston Corp.							
100,000,000	1.90	07/01/2002	100,000,000				
Maturity Value: $100,015,833							
30,000,000	1.82	07/31/2002	30,000,000				
Maturity Value: $30,169,867							
Dated: April 10, 2002							
Deutsche Bank							
35,000,000	1.90	07/01/2002	35,000,000				
Maturity Value: $35,005,542							
100,000,000	1.78	07/03/2002	100,000,000				
Maturity Value: $100,440,056							
Dated: April 5, 2002							
Goldman, Sachs & Co.							
125,000,000	1.89	07/01/2002	125,000,000				
Maturity Value: $125,019,688							
Greenwich Capital							
125,000,000	1.93	07/01/2002	125,000,000				
Maturity Value: $125,020,104							
Joint Repurchase Agreement Account I							
1,093,100,000	1.89	07/01/2002	1,093,100,000				

^ At June 30, 2002, these agreements were fully collateralized by U.S. Treasury obligations.

* Unless noted, all repurchase agreements were entered into on June 28, 2002.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

ILA Treasury Instruments Portfolio

June 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Treasury Obligations—100.1%			
United States Treasury Bills			
$ 16,900,000	1.65%	07/05/2002	$ 16,896,911
10,200,000	1.68	07/05/2002	10,198,101
2,100,000	1.69	07/05/2002	2,099,606
100,000,000	1.72	07/11/2002	99,952,361
150,000,000	1.68	07/18/2002	149,881,000
16,200,000	1.66	07/25/2002	16,182,126
9,500,000	1.73	08/08/2002	9,482,652
40,000,000	1.72	08/15/2002	39,914,000
90,000,000	1.72	08/29/2002	89,746,300
100,000,000	1.69	09/05/2002	99,690,167
62,000,000	1.74	12/26/2002	61,468,126
Total U.S. Treasury Obligations			$ 595,511,350
Total Investments			$ 595,511,350

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

ILA Federal Portfolio

June 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost	Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Government Agency Obligations—99.9%				**U.S. Government Agency Obligations (continued)**			
Federal Farm Credit Bank				Federal Home Loan Bank (continued)			
$401,900,000	1.70%#‡	07/01/2002	$ 401,900,000	$ 23,589,000	1.71%	09/13/2002	$ 23,506,085
167,600,000	1.70	07/01/2002	167,600,000	30,000,000	1.73#	09/15/2002	29,985,888
25,000,000	1.73#	07/01/2002	24,997,849	50,000,000	1.72#	09/17/2002	49,971,198
30,000,000	1.75#	07/01/2002	30,000,000	100,000,000	1.73	09/18/2002	99,620,361
25,000,000	1.77#	07/01/2002	24,988,293	22,961,000	2.04	09/18/2002	22,858,463
20,000,000	1.90	07/01/2002	20,000,000	71,300,000	1.73	09/25/2002	71,005,333
65,000,000	1.69#	07/06/2002	64,975,690	6,700,000	1.74	09/25/2002	6,672,230
25,000,000	1.70	07/12/2002	24,987,014	32,280,000	2.45	10/18/2002	32,283,735
206,500,000	1.69#‡	07/15/2002	206,500,000	7,150,000	6.25	11/15/2002	7,255,059
65,000,000	1.72	07/16/2002	64,953,416	8,500,000	6.38	11/15/2002	8,628,831
35,000,000	1.73	07/16/2002	34,974,771	25,000,000	2.45	12/17/2002	24,992,518
175,500,000	1.69	07/25/2002	175,302,270	50,000,000	2.24	12/20/2002	49,464,889
50,000,000	1.67	07/26/2002	49,942,014	35,000,000	2.25	12/27/2002	34,998,934
50,000,000	1.77#	07/27/2002	49,990,820	60,000,000	5.13	01/13/2003	60,882,784
31,310,000	3.75	08/01/2002	31,315,059	25,000,000	3.00	04/25/2003	24,995,624
100,000,000	1.73	08/20/2002	99,759,722	20,000,000	2.84	05/05/2003	19,998,425
25,000,000	1.75	08/22/2002	24,936,806	25,000,000	2.90	05/05/2003	24,996,955
60,000,000	1.74#	08/24/2002	59,974,779	**Student Loan Marketing Association**			
30,000,000	3.45	09/04/2002	30,006,735	54,764,000	1.96	07/01/2002	54,764,000
90,000,000	1.72	09/06/2002	89,711,900	16,300,000	2.07	07/01/2002	16,300,000
15,000,000	2.22	11/15/2002	14,873,275	15,000,000	3.95	07/01/2002	15,000,000
25,000,000	2.95	04/01/2003	24,996,622	50,000,000	1.93#	07/02/2002	49,984,977
Federal Home Loan Bank				25,000,000	1.75	07/25/2002	24,970,834
50,000,000	1.72#	07/01/2002	49,988,851	14,300,000	1.86	12/18/2002	14,174,398
150,000,000	1.78#	07/01/2002	149,994,064	35,000,000	2.65	06/13/2003	34,992,818
35,000,000	1.78#	07/01/2002	34,993,356	20,000,000	2.60	07/02/2003	20,014,677
100,000,000	1.71#	07/02/2002	99,953,076				
120,000,000	1.69#	07/03/2002	119,968,430	**Total U.S. Government Agency Obligations**			$4,276,304,555
24,500,000	1.82	07/08/2002	24,491,330				
40,000,000	1.81#	07/18/2002	39,983,433	**Total Investments**			$4,276,304,555
30,000,000	6.88	07/18/2002	30,041,887				
150,000,000	1.74	07/19/2002	149,869,500				
50,000,000	1.78#	07/21/2002	49,977,931				
75,000,000	1.69#	07/23/2002	74,986,661				
25,000,000	1.74	07/24/2002	24,972,208				
25,000,000	1.76	07/24/2002	24,971,969				
175,000,000	1.72#	07/26/2002	174,968,106				
100,000,000	1.74	07/30/2002	99,996,841				
55,000,000	1.76#	07/30/2002	54,980,622				
50,000,000	1.75	08/02/2002	49,922,222				
70,000,000	1.77	08/02/2002	69,889,867				
65,000,000	1.74#	08/07/2002	64,938,605				
10,800,000	1.71	08/14/2002	10,777,494				
115,000,000	1.76#	08/19/2002	114,970,574				
27,000,000	6.88	08/28/2002	27,201,449				
50,000,000	1.73#	09/04/2002	49,964,348				
46,000,000	1.71	09/11/2002	45,842,680				
100,000,000	1.74	09/11/2002	99,653,000				

\# Variable rate security index is based on either U.S. Treasury Bill, LIBOR, federal funds, or Prime lending rate.

‡ Federal Farm Credit Banks Funding Corporation issued Master Note Purchase Agreement.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security or the next interest reset date for floating rate securities.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt Diversified Portfolio

June 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Alabama—4.1%			
Birmingham Alabama GO VRDN Capital Improvement Series 1998 A (Regions Bank LOC) (A-1/VMIG1)			
$ 3,795,000	1.25%	07/05/2002	$ 3,795,000
Columbia IDB VRDN PCRB Refunding for Alabama Co. Series 1996 A (A-1/VMIG1)			
9,300,000	1.85	07/01/2002	9,300,000
Columbia IDB VRDN PCRB Refunding for Alabama Power Co. Project Series 1995 B (A-1/VMIG1)			
7,000,000	2.00	07/01/2002	7,000,000
Columbia IDB VRDN PCRB Refunding for Alabama Power Co. Project Series 1999 B (A-1/VMIG1)			
15,000,000	1.85	07/01/2002	15,000,000
Homewood City VRDN for Educational Facilities — Samford University Series 1999 (AMBAC) (Bank of Nova Scotia SPA) (VMIG1)			
7,600,000	2.00	07/01/2002	7,600,000
Jefferson County Alabama Sewer Revenue for Capital Improvement Series 2002 A (FGIC) (JP Morgan Chase & Co. SPA) (A-1+/VMIG1)			
3,500,000	1.30	07/05/2002	3,500,000
Mobile City IDRB VRDN PCRB for Alabama Power Co. Series 1993 A (A-1/VMIG1)			
7,000,000	1.48	07/05/2002	7,000,000
West Jefferson IDB VRDN PCRB Refunding for Alabama Power Co. Project Series 1998 (A-1/VMIG1)			
16,100,000	1.80	07/01/2002	16,100,000
			$ 69,295,000
Alaska—0.4%			
Alaska State Housing Finance Corp. VRDN for Housing Development Series 2000 B (A-1+/VMIG1)			
$ 6,405,000	1.30%	07/03/2002	$ 6,405,000
Arizona—1.4%			
Arizona School District TANS COPS Series 2001 (SP-1+/MIG1)			
$ 7,000,000	3.25%	07/31/2002	$ 7,003,937

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Arizona (continued)			
Mesa IDA VRDN RB for Discovery Health Systems Series 1999 B (MBIA) (JP Morgan Chase & Co. SPA) (A-1+/VMIG1)			
$ 15,865,000	1.33%	07/03/2002	$ 15,865,000
			$ 22,868,937
California—3.8%			
California Statewide Communities TRANS Series 2002 B (SP-1+/MIG1)			
$ 32,000,000	3.00%>	06/30/2003	$ 32,407,680
Fresno County Adjustable RB for Trinity Health Credit Series 2000 C (A-1+/VMIG1)			
300,000	1.15	07/05/2002	300,000
Los Angeles California Unified School District TRANS GO (SP-1+/MIG1)			
5,400,000	4.00	07/23/2002	5,404,533
Los Angeles California Wastewater Systems VRDN RB Refunding Subseries 2001 A (FGIC) (A-1+/VMIG1)			
9,000,000	1.88	10/31/2002	9,000,000
Los Angeles California Wastewater Systems VRDN RB Refunding Subseries 2001 B (FGIC) (A-1+/VMIG1)			
9,000,000	1.88	10/31/2002	9,000,000
Metropolitan Water District Southern California Adjustable Authorization RB Series 1998 B (Bank of America SPA) (A-1+/VMIG1)			
1,000,000	1.15	07/05/2002	1,000,000
Oakland Joint Powers Financing Authority Lease VRDN RB Series 1998 A2 (FSA) (A-1/VMIG1)			
2,000,000	1.25	07/05/2002	2,000,000
Southern Public Power Authority Refunding RB for Palo Verde Project Series 1996 C (AMBAC) (Morgan Guaranty Trust SPA) (A-1+/VMIG1)			
4,800,000	1.10	07/03/2002	4,800,000
			$ 63,912,213

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt Diversified Portfolio (continued)

June 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost		Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Florida—6.8%					**Florida (continued)**			
Broward County Housing Finance Authority VRDN MF Hsg. RB for Sanctuary Apartments Project Series 1985 (VMIG1)					Orlando Florida Utilities Commission Water Revenue VRDN Series 2002 A (Bayerische Landesbank SPA) (A-1+/VMIG1)			
$ 5,500,000	1.42%	07/05/2002	$ 5,500,000		$ 6,000,000	1.15%	07/03/2002	$ 6,000,000
Broward County Housing Finance Authority VRDN MF Hsg. Refunding for Island Club Apartments Series 2001 A (A-1+)					Palm Beach County School Board COPS PA-658 (A-1+)			
2,500,000	1.42	07/05/2002	2,500,000		7,870,000	1.30	07/05/2002	7,870,000
Escambia County Florida VRDN PCRB Refunding for Gulf Power Company Project (A-1/VMIG1)					Sunshine State Government Finance Commission CP Series F (A-1+/F-1+)			
4,500,000	1.85	07/01/2002	4,500,000		5,550,000	1.45	10/10/2002	5,550,000
Florida Board of Education Eagle Tax-Exempt Trust Series 20010906 Class A COPS (A-1+)								$ 114,765,000
1,500,000	1.33	07/05/2002	1,500,000		**Georgia—7.4%**			
Florida DOT Eagle Tax-Exempt Trust Series 96 C0903 Class A (A-1+)					Albany Dougherty County Georgia Hospital VRDN RB for Phoebe Hospital Series 2002 (AMBAC) (Regions Bank SPA) (VMIG1)			
12,000,000	1.33	07/05/2002	12,000,000		$ 19,760,000	1.85%	07/01/2002	$ 19,760,000
Florida Local Government Financing Commission Pooled CP Notes Series A (First Union National Bank) (A-1/P-1)					Bartow County IDA VRDN PCRB for Georgia Power Co. First Series 1996 (VMIG1)			
10,000,000	1.45	08/09/2002	10,000,000		6,000,000	1.80	07/01/2002	6,000,000
8,000,000	1.45	11/22/2002	8,000,000		Bartow County IDA VRDN PCRB for Georgia Power Co. First Series 1997 (A-1/VMIG1)			
Jacksonville Health Facilities Authority Hospital VRDN RB for Baptist Medical Center Project (First Union National Bank LOC) (A-1)					12,200,000	1.85	07/01/2002	12,200,000
9,600,000	1.25	07/05/2002	9,600,000		Burke County IDA PCRB for Georgia Power Co. Fifth Series 1995 (VMIG1)			
Jacksonville Health Facilities CP Series 2001 A (Mayo Foundation) (MIG1)					4,700,000	1.85	07/01/2002	4,700,000
15,000,000	1.40	07/09/2002	15,000,000		Burke County IDA PCRB for Georgia Power Co. First Series 1992 (VMIG1)			
Jacksonville Health Facilities CP Series 2001 B (Mayo Foundation) (MIG1)					6,800,000	1.85	07/01/2002	6,800,000
10,000,000	1.40	08/12/2002	10,000,000		Burke County IDA PCRB for Georgia Power Co. Ninth Series 1994 (A-1/VMIG1)			
Jea Variable Right Water & Sewer CP Series 2001 D (A-1/MIG1)					10,600,000	1.75	07/01/2002	10,600,000
13,500,000	1.50	07/18/2002	13,500,000		Burke County IDA PCRB for Oglethorpe Power Corp. Series 1994 A (FGIC) (Credit Local De France SPA) (A-1+/VMIG1)			
Orange County Educational Facilities Authority RB for Rollins College Project Series 2001 (Bank of America LOC) (VMIG1)					24,900,000	1.25	07/03/2002	24,900,000
3,245,000	1.85	07/01/2002	3,245,000		Dekalb County Hospital Authority Revenue Anticipation Certificates for Dekalb Medical Center, Inc. Series 1993 B (Suntrust Bank LOC) (VMIG1)			
					3,755,000	1.25	07/03/2002	3,755,000
					Effingham County IDA VRDN PCRB Adjustment for Savannah Electric & Power Co. Project Series 1997 (A-1/VMIG1)			
					7,900,000	1.85	07/01/2002	7,900,000

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Georgia (continued)			
Fulco Hospital Authority VRDN RANS for Peidmont Hospital Project Series 1999 (Suntrust Bank LOC) (A-1+/VMIG1)			
$ 16,040,000	1.20%	07/03/2002	$ 16,040,000
Municipal Electric Authority of Georgia VRDN RB Project One Series 1994 D (Dexia Credit Local SPA) (ABN Amro Bank) (A-1/VMIG1)			
10,000,000	1.20	07/03/2002	10,000,000
Savannah Economic Development Authority VRDN PCRB Refunding Savannah Electric & Power Project Series 1993 (A-1/VMIG1)			
1,300,000	1.80	07/01/2002	1,300,000
			$ 123,955,000
Illinois—8.4%			
Chicago Illinois GO Tender Notes (Landesbank Hessen-Thueringen Girozentrale LOC) (A-1+/VMIG1)			
$ 4,300,000	1.90%	10/31/2002	$ 4,300,000
Chicago Illinois Metropolitan Water District VRDN Refunding Series 2002 A (A-1+/VMIG1)			
8,000,000	1.20	07/03/2002	8,000,000
Chicago Illinois VRDN Series 2002 B (FGIC) (Landesbank Baden-Wurttm SPA) (A-1+/VMIG1)			
6,000,000	1.27	07/05/2002	6,000,000
Chicago Illinois Waste Water Transmission VRDN RB Merlots Series 2001 A 125 (MBIA) (VMIG1)			
1,000,000	1.37	07/03/2002	1,000,000
City of Chicago Board of Education GO VRDN Series 2000 C (FSA) (Dexia Public Finance SPA) (A-1+/VMIG1)			
10,000,000	1.25	07/05/2002	10,000,000
City of Chicago Board of Education GO VRDN Series 2000 D (FSA) (Dexia Public Finance SPA) (A-1+/VMIG1)			
17,500,000	1.25	07/05/2002	17,500,000
Cook County Illinois VRDN Capital Improvement Series 2002 B (Landesbank Hessen-Thueringer SPA) (A-1+/VMIG1)			
13,000,000	1.43	07/03/2002	13,000,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Illinois (continued)			
Evanston GO VRDN for Recreation Center Project Series 2000 C (Bank of America N.A. SPA) (VMIG1)			
$ 5,000,000	1.20%	07/05/2002	$ 5,000,000
Illinois GO Eagle Tax-Exempt Trust Series 96 C1301 Class A (A-1+)			
4,900,000	1.33	07/05/2002	4,900,000
Illinois Health Facilities Authority Revenue for Northwestern Memorial Hospital Series 2002 C (Westdeutsche Landesbank SPA) (A-1+/VMIG1)			
9,000,000	1.85	07/01/2002	9,000,000
Illinois Health Facilities Authority Revenue VRDN Resurrection Health Series 1999 B (FSA) (Lasalle Bank N.A. SPA) (A-1+/VMIG1)			
10,000,000	1.30	07/03/2002	10,000,000
Illinois Health Facilities Authority VRDN for The Revolving Fund Pooled Finance Program Series 1985 C (Bank One Illinois, N.A. LOC) (A-1/VMIG1)			
10,875,000	1.30	07/03/2002	10,875,000
Illinois Health Facilities Authority VRDN for The Revolving Fund Pooled Finance Program Series 1985 D (BankOne, N.A. LOC) (A-1/VMIG1)			
6,650,000	1.30	07/03/2002	6,650,000
Illinois State Sales Tax Revenue Merlots Series 2001 A102 (A-1+)			
7,500,000	1.37	07/03/2002	7,500,000
Illinois State Toll Highway Priority Series 1993 B (MBIA) (Societe Generale LOC) (A-1+/VMIG1)			
14,500,000	1.20	07/03/2002	14,500,000
Metropolitan Pier Eagle Tax-Exempt Trust Series 001307 (A-1)			
9,000,000	1.33	07/05/2002	9,000,000
Village of Sauget VRDN PCRB for Pharmacia Corp. Project Series 1992 (P-1)			
3,300,000	1.35	07/03/2002	3,300,000
			$ 140,525,000

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt Diversified Portfolio (continued)

June 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Indiana—2.3%			
Indiana Hospital Equipment Financing Authority VRDN Insured RB Series 1985 A (MBIA) (Bank One Trust Company SPA) (A-1/VMIG1)			
$ 11,400,000	1.25%	07/03/2002	$ 11,400,000
Indiana State Development Finance Authority Poll VRDN Refunding ALCOA Inc. Project (A-1/VMIG1)			
4,905,000	1.37	07/03/2002	4,905,000
Indiana State Educational Facilities Authority Revenue VRDN Educational Facilities Depauw University Project (Northern Trust Co. LOC) (VMIG1)			
6,500,000	1.85	07/01/2002	6,500,000
Indiana TFA Eagle Tax-Exempt Trust Series 001401 (A-1+)			
5,000,000	1.33	07/05/2002	5,000,000
Indiana TFA Eagle Tax-Exempt Trust Series 20011401 Class A (A-1+)			
6,400,000	1.33	07/05/2002	6,400,000
Warwick County VRDN PCRB for ALCOA Project Series 1992 (A-1)			
5,000,000	1.37	07/05/2002	5,000,000
			$ 39,205,000
Iowa—3.2%			
Chillicothe City VRDN PCRB for Midamerican Energy Co./Midwest Power Systems Series 1993 A (A-1/VMIG1)			
$ 900,000	1.40%	07/03/2002	$ 900,000
Iowa Finance Authority VRDN RB for Trinity Health Series 2000 D (Morgan Guaranty Trust SPA) (A-1+)			
18,500,000	1.20	07/05/2002	18,500,000
Iowa Higher Education Loan Authority VRDN RB for Grinnell Private College Facilities Series 2001 (A-1+/VMIG1)			
12,500,000	1.25	07/05/2002	12,500,000
Muscatine County PCRB Pharmacia Corp. Series 1992 (P-1)			
1,000,000	1.35	07/03/2002	1,000,000
Salix City VRDN PCRB for Midwest Power Systems, Inc. Project Series 1993 (A-1/VMIG1)			
21,795,000	1.40	07/03/2002	21,795,000
			$ 54,695,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Kansas—0.7%			
Kansas DOT Highway VRDN RB Series 2000 B-2 (A-1+/VMIG1)			
$ 5,000,000	2.00%	07/01/2002	$ 5,000,000
Kansas DOT Highway VRDN RB Series 2000 C-2 (A-1+/VMIG1)			
6,000,000	1.25	07/03/2002	6,000,000
			$ 11,000,000
Kentucky—3.0%			
Kentucky Association of Counties Advance TRANS (SP-1)			
$ 11,000,000	3.00%>	06/30/2003	$ 11,142,340
Kentucky Development Finance Authority Hospital Revenue VRDN Series PT (FGIC) (Banque Nationale Paris SPA) (A-1)			
14,000,000	1.30	07/05/2002	14,000,000
Kentucky Economic Development Financing Authority Hospital Facilities VRDN RB for The Health Alliance of Greater Cincinnati Series 1997 D (MBIA) (Credit Suisse First Boston SPA) (VMIG1)			
4,432,000	1.25	07/03/2002	4,432,000
Kentucky Interlocal School TRANS (SP-1+/MIG1)			
17,700,000	3.00>	06/30/2003	17,936,118
Louisville & Jefferson County Eagle Tax-Exempt Trust Series 20011701 Class A COPS (A-1+)			
2,500,000	1.33	07/05/2002	2,500,000
			$ 50,010,458
Louisiana—2.6%			
Ascension Parish Louisiana PCRB for Vulcan Materials Co. Series 1996 (VMIG1)			
$ 8,200,000	1.35%	07/03/2002	$ 8,200,000
Louisiana Offshore Terminal Authority VRDN RB Refunding for Deepwater Port First Stage Series 1992 A (Suntrust Bank, Nashville LOC) (A-1+/VMIG1)			
9,000,000	1.85	07/01/2002	9,000,000
New Orleans Aviation Board RB Refunding Series 1993 B (MBIA) (Credit Local de France SPA) (A-1+/VMIG1)			
10,135,000	1.35	07/03/2002	10,135,000
New Orleans Aviation Board RB Refunding Series 1995 A (MBIA) (Credit Local de France SPA) (A-1+/VMIG1)			
5,000,000	1.35	07/03/2002	5,000,000

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Louisiana (continued)			
Saint James Parish Louisiana VRDN PCRB Refunding for Occidental Petroleum Series 1996 (Bayerische Landesbank Girozentrale) (P-1)			
$ 11,200,000	1.20%	07/03/2002	$ 11,200,000
			$ 43,535,000
Maryland—0.5%			
University of Maryland System Auxiliary Facility & Tuition P-Floats-PT 428 Series 2000 (A-1+)			
$ 4,945,000	1.30%	07/05/2002	$ 4,945,000
Washington Suburban Sanitation District VRDN BANS Series 2001 (Westdeutsche Landesbank LOC) (A-1+/VMIG1)			
4,000,000	1.25	07/03/2002	4,000,000
			$ 8,945,000
Massachusetts—2.3%			
Commonwealth of Massachusetts Eagle Tax-Exempt Trust Series 97 C2101 (MBIA) (A-1+(c))			
$ 10,195,000	1.18%	07/05/2002	$ 10,195,000
Massachusetts Bay Transportation Authority General Transportation Systems (Westdeutsche Landesbank SPA) (A-1+/VMIG1)			
19,500,000	1.10	07/03/2002	19,500,000
Massachusetts Water Resources Authority RB Series 1999 (State Street Bank and Trust Co. LOC) (A-1+/P-1)			
8,500,000	1.45	10/09/2002	8,500,000
			$ 38,195,000
Michigan—6.8%			
Detroit Sewage Disposal VRDN RB Second Lien Series 2001 E (FGIC) (A-1+/VMIG1)			
$ 9,000,000	2.12%	10/03/2002	$ 9,000,000
Michigan Building Authority P-Floats-PT 398 Series 1998 I (A-1+/P-1)			
6,600,000	1.30	07/05/2002	6,600,000
Michigan Building Authority Eagle Tax-Exempt Trust Series 20012204 Class A (A-1+)			
8,000,000	1.33	07/05/2002	8,000,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Michigan (continued)			
Michigan Municipal Bond Authority P-Floats-PT 396 Revenue Series 1998 (A-1+)			
$ 8,600,000	1.30%	07/05/2002	$ 8,600,000
Michigan Municipal Bond Authority RANS Series 2001 C-1 (SP-1+)			
10,000,000	3.50	08/22/2002	10,012,772
Michigan Municipal Bond Authority Revenue Series 2002 A (SP-1+)			
4,200,000	2.25	08/21/2002	4,205,510
Michigan State Hospital Finance Authority VRDN RB Refunding for Trinity Health Series 2000 E (A-1+/VMIG1)			
27,500,000	1.25	07/05/2002	27,500,000
Michigan State Trunk Line Fund Series 1998 A Eagle Tax-Exempt Trust Series 982202 Class A Certificates (A-1+)			
18,000,000	1.33	07/05/2002	18,000,000
Michigan State University VRDN Series 2000 A (Dexia Credit Local SPA) (A-1+/VMIG1)			
5,000,000	1.15	07/03/2002	5,000,000
State of Michigan GO CP Series 2001 (A-1+/VMIG1)			
10,000,000	2.15	10/02/2002	10,000,000
University of Michigan University Revenues (A-1+/VMIG1)			
7,000,000	1.20	07/05/2002	7,000,000
			$ 113,918,282
Minnesota—0.4%			
City of Rochester MN Health Care Facilities Mayo Foundation Series 2000 B (A-1+)			
$ 2,700,000	1.50%	07/22/2002	$ 2,700,000
Minnesota School Districts Tax & Aid Anticipation Borrowing Program COPS Series 2001 B (MIG1)			
3,250,000	3.00	10/01/2002	3,257,626
			$ 5,957,626
Mississippi—0.6%			
Mississippi GO Eagle Tax-Exempt Trust Series 20012401 Class A (A-1+)			
$ 10,655,000	1.33%	07/05/2002	$ 10,655,000

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt Diversified Portfolio (continued)

June 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Missouri—0.9%			
Missouri Environmental Improvement & Energy VRDN PCRB Refunding for Pharmacia Corp. Series 1993 (P-1)			
$ 5,000,000	1.40%	07/03/2002	$ 5,000,000
Missouri State Health & Educational Facility Authority Medical Research Facilities Stowers (MBIA) (Toronto-Dominion Bank SPA) (A-1+/VMIG1)			
10,000,000	1.25	07/05/2002	10,000,000
			$ 15,000,000
Nevada—0.7%			
Clark County Series 2000 PA-653 (A-1+)			
$ 5,700,000	1.30%	07/05/2002	$ 5,700,000
Clark County Nevada Eagle Tax-Exempt Trust Series 002801 Class A (A-1+)			
6,920,000	1.33	07/05/2002	6,920,000
			$ 12,620,000
New Mexico—1.1%			
Albuquerque NM VRDN RB Refunding for Affordable Housing Projects Series 2000 (MBIA) (Bank of America SPA) (A-1+/VMIG1)			
$ 5,800,000	1.25%	07/03/2002	$ 5,800,000
New Mexico State Severance Tax P-Floats-PT 1428 (A-1+)			
5,000,000	1.30	07/05/2002	5,000,000
University of New Mexico RB Sub Lien Systems Improvement Series 2001 (Westdeutsche Landesbank SPA) (A-1+/VMIG1)			
7,450,000	1.35	07/03/2002	7,450,000
			$ 18,250,000
New York—3.4%			
Metropolitan Transportation Authority Dedicated Tax Fund PA-656 Series 2000 A (A-1+)			
$ 2,600,000	1.19%	07/05/2002	$ 2,600,000
New York City Transitional Finance Authority Eagle Tax-Exempt Trust Series 2000 Class A COPS (A-1+)			
2,000,000	1.18	07/05/2002	2,000,000
New York City Transitional Finance Authority for City Recovery Series 2001 A (SP-1+/MIG1)			
14,000,000	3.25	10/02/2002	14,044,413

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
New York (continued)			
New York City Transitional Finance Authority BANS Series 2001 3 (SP-1+)			
$ 27,000,000	2.75%	11/13/2002	$ 27,098,650
New York State Local Government Assistance Corp. VRDN RB Series 1995 B (Bank of Nova Scotia LOC) (A-1/VMIG1)			
1,900,000	1.15	07/03/2002	1,900,000
New York State Local Government Assistance Corp. VRDN RB Series 1995 G (Bank of Nova Scotia LOC) (A-1/VMIG1)			
10,000,000	1.10	07/03/2002	10,000,000
			$ 57,643,063
North Carolina—2.1%			
North Carolina Health Care Facilities VRDN RB Series 1999 (Wachovia Bank N.A. LOC) (A-1)			
$ 9,760,000	1.25%	07/05/2002	$ 9,760,000
North Carolina Medical Care Commission VRDN RB for Duke University Hospitals Series 1985 B (Wachovia Bank N.A. SPA) (A-1/VMIG1)			
5,100,000	1.20	07/05/2002	5,100,000
North Carolina State VRDN Public Improvement Series E (Landesbank Hessen-Thueringer SPA) (A-1+/MIG1)			
6,800,000	1.15	07/03/2002	6,800,000
North Carolina State VRDN Public Improvement Series G (Landesbank Hessen-Thueringer SPA) (A-1+/MIG1)			
8,000,000	1.25	07/03/2002	8,000,000
Wilmington North Carolina VRDN (First Union National Bank SPA) (A-1/VMIG1)			
5,820,000	1.25	07/03/2002	5,820,000
			$ 35,480,000
Ohio—2.5%			
Cuyahoga County Hospital VRDN RB for University Hospitals Health Systems, Inc. Series 1999 C (AMBAC) (JP Morgan Chase & Co. SPA) (A-1+/VMIG1)			
$ 13,600,000	1.30%	07/05/2002	$ 13,600,000
Franklin County Ohio Revenue Trinity Health Credit Series 2000 F (A-1+/VMIG1)			
25,000,000	1.25	07/05/2002	25,000,000

The accompanying notes are an integral part of these financial statements.

14

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Ohio (continued)			
Ohio State University General Receipts VRDN RB Series 1999 B2 (A-1+/VMIG1)			
$ 3,850,000	1.23%	07/03/2002	$ 3,850,000
			$ 42,450,000
Oregon—2.4%			
Oregon State GO VRDN Series 73-G (Morgan Guaranty Trust SPA) (A-1+/VMIG1)			
$ 10,100,000	1.25%	07/03/2002	$ 10,100,000
Oregon State TANS Series 2002 A (SP-1+/MIG1)			
16,500,000	3.25	05/01/2003	16,668,345
Tri County Metropolitan Transportation District VRDN RB for Interstate Maximum Project Series 2001 A (Bayerische Landesbank LOC) (A-1+/VMIG1)			
14,000,000	1.15	07/05/2002	14,000,000
			$ 40,768,345
Pennsylvania—3.1%			
Commonwealth of Pennsylvania GO Bonds First Series 1994 Eagle Tax-Exempt Trust 943804 Class A COPS (AMBAC) (A-1+)			
$ 14,400,000	1.33%	07/05/2002	$ 14,400,000
Lancaster County Hospital Authority VRDN RB for Health Center Masonic Homes Series 1999 (AMBAC) (PNC Bank, NA) (A-1/VMIG1)			
4,000,000	1.25	07/03/2002	4,000,000
Lancaster County Hospital Authority VRDN RB for Health Center Masonic Homes Series 2001 (AMBAC) (First Union National) (A-1+)			
9,170,000	1.25	07/03/2002	9,170,000
Lancaster County Hospital Authority VRDN RB for Health Center Masonic Homes Series 2002 (AMBAC) (A-1/VMIG1)			
5,775,000	1.25	07/03/2002	5,775,000
Pennsylvania GO Second Series 2001 (Aa2/AA)			
7,525,000	4.50	09/16/2002	7,562,663
Temple University of Commonwealth Systems Pennsylvania University Funding Obligation (MIG1)			
11,600,000	3.00	05/06/2003	11,703,987
			$ 52,611,650

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Puerto Rico—2.7%			
Puerto Rico Government Development Bank (A-1+)			
$ 4,000,000	1.50%	07/24/2002	$ 4,000,000
Puerto Rico TRANS Series 2001 (SP-1+/MIG1)			
42,000,000	3.00	07/30/2002	42,029,337
			$ 46,029,337
South Carolina—0.8%			
South Carolina State P-Floats Part 1225 (A-1+)			
$ 6,805,000	1.27%	07/05/2002	$ 6,805,000
South Carolina Transportation Infrastructure Eagle Tax-Exempt Trust Series 20014001 Class A (A-1+)			
6,760,000	1.33	07/05/2002	6,760,000
			$ 13,565,000
Tennessee—3.4%			
City of Memphis GO CP Series 2001 (A-1+/P-1)			
$ 5,000,000	1.30%	10/07/2002	$ 5,000,000
Metropolitan Government Nashville & Davidson County Health & Education Facilities Board VRDN RB for Vanderbilt University Series B (Bayerische Landesbank SPA) (A-1+/VMIG1)			
9,960,000	1.20	07/05/2002	9,960,000
Metropolitan Government Nashville & Davidson Tennessee for Vanderbilt University Series A (A-1+/VMIG1)			
15,000,000	1.85	07/01/2002	15,000,000
Metropolitan Government Nashville & Davidson Tennessee for Vanderbilt University Series B (A-1+/VMIG1)			
6,500,000	1.85	07/01/2002	6,500,000
Sevier County Public Building Authority RB for Local Government Improvement Series III F (AMBAC) (VMIG1)			
15,300,000	1.25	07/05/2002	15,300,000
Shelby County Eagle Tax-Exempt Trust Series 2014202 Class A COPS (A-1+)			
5,000,000	1.33	07/05/2002	5,000,000
			$ 56,760,000

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt Diversified Portfolio (continued)

June 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Texas—15.4%			
Belton IDRB VRDN RB for H.E. Bun Grocery Co. Series 1993 (Texas Commerce Bank N.A. LOC) (P-1)			
$ 1,150,000	1.25%	07/10/2002	$ 1,150,000
Brazos River Authority PCRB for Pharmacia Corp. Series 1990 (P-1)			
5,300,000	1.35	07/10/2002	5,300,000
Brazos River Authority PCRB for Pharmacia Corp. Series 1994 (P-1)			
5,100,000	1.35	07/10/2002	5,100,000
Brazos Texas Harbor IDA for Pharmacia Corp. Series 1991 (P-1)			
3,500,000	1.35	07/03/2002	3,500,000
City of Houston CP Series A (A-1+/P-1)			
12,000,000	1.40	10/08/2002	12,000,000
10,000,000	1.40	10/10/2002	10,000,000
City of San Antonio Electric & Gas System Series 1997 SG 104 (A-1+)			
36,800,000	1.30	07/05/2002	36,800,000
Coastal Bend Health Facilities Development Corp. Incarnate Word Health System RB Series 1998 B (AMBAC) (Bank One N.A. SPA) (SP-1+/VMIG1)			
4,000,000	1.36	07/03/2002	4,000,000
Cypress Fairbanks Independent School District VRDN Merlots Series 2001 A 129 (A-1)			
5,000,000	1.37	07/03/2002	5,000,000
Harris County GO RB Toll Road Series 1994 G (A-1+/VMIG1)			
4,900,000	1.20	07/10/2002	4,900,000
Harris County GO RB Toll Road Series 1994 H (Morgan Guaranty Trust SPA) (A-1+/VMIG1)			
16,300,000	1.20	07/10/2002	16,300,000
Harris County GO VRDN RB Toll Road Series 1994 B (Morgan Guaranty Trust SPA) (A-1+/VMIG1)			
5,000,000	1.15	07/10/2002	5,000,000
Harris County Health Facilities Development Corp. VRDN RB for St. Lukes Episcopal Hospital Series 2001 B (A-1+)			
17,100,000	1.85	07/09/2002	17,100,000
Jefferson County Texas P-Floats-PT 1414 (FGIC) (Merrill Lynch Capital Services SPA) (A-1+)			
6,555,000	1.30	07/05/2002	6,555,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Texas (continued)			
Red River Education Financing VRDN RB Revenue for Christian University Project Series 2000 (VMIG1)			
$ 9,700,000	1.20%	07/10/2002	$ 9,700,000
San Antonio Electric & Gas System CP Notes Series A (A-1+/P-1)			
5,900,000	1.40	08/19/2002	5,900,000
5,000,000	1.40	08/23/2002	5,000,000
8,600,000	1.45	10/08/2002	8,600,000
Texas State TRANS Series 2001 A-L32 (SP-1+/MIG1)			
75,000,000	3.75	08/29/2002	75,165,375
University of Texas Systems Revenue Finance Systems Series A (A-1+/P-1)			
7,000,000	1.40	07/01/2002	7,000,000
3,000,000	1.40	07/09/2002	3,000,000
4,000,000	1.40	07/10/2002	4,000,000
7,500,000	1.45	10/10/2002	7,500,000
			$ 258,570,375
Utah—2.7%			
Central Water Conservancy District GO VRDN Refunding for Tender Option Series 1998 E (AMBAC) (Landesbank Hessen-Thueringer SPA) (A-1+/VMIG1)			
$ 21,000,000	1.25%	07/03/2002	$ 21,000,000
Central Water Conservancy District GO VRDN Tender Option Bonds Series 1998 F (AMBAC) (Landesbank Hessen-Thueringer SPA) (A-1+/VMIG1)			
10,625,000	1.25	07/03/2002	10,625,000
Intermountain Power Agency VRDN Series 85E (A-1+/VMIG1)			
5,000,000	1.40	07/01/2002	5,000,000
State of Utah Highway Bonds Series 1999 C (Toronto Dominion Bank SPA) (A-1+/VMIG1)			
5,500,000	1.10	07/11/2002	5,500,000
Utah Water Finance Agency Revenue (AMBAC) (JP Morgan Chase Bank SPA) (VMIG1)			
3,000,000	1.35	07/03/2002	3,000,000
			$ 45,125,000

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Virginia—1.5%			
Fairfax County IDA VRDN for Health Care Inova Health Systems Series 2000 (A-1+/VMIG1)			
$ 17,320,000	1.35%	07/03/2002	$ 17,320,000
Roanoke IDA VRDN RB for Roanoke Memorial Hospitals Series 1995 B (First Union National Bank SPA) (A-1/VMIG1)			
5,100,000	1.85	07/09/2002	5,100,000
Virginia College Building Authority Educational Facilities VRDN RB for The University of Richmond Project Series 1999 (Crestar Bank SPA) (VMIG1)			
2,900,000	1.25	07/10/2002	2,900,000
			$ 25,320,000
Washington—2.4%			
Eagle Tax-Exempt Trust 20024701 A (A-1+)			
$ 5,000,000	1.33%	07/05/2002	$ 5,000,000
Eagle Tax-Exempt Trust 20024703 (A-1+)			
2,000,000	1.33	07/05/2002	2,000,000
Grant County Washington Public Utility District Eagle Tax-Exempt Trust Series 20014702 (FSA) (A-1+)			
4,000,000	1.33	07/05/2002	4,000,000
State of Washington Eagle Tax-Exempt Trust Series 2000 Class A COPS (A-1+)			
12,000,000	1.33	07/05/2002	12,000,000
Washington GO Eagle Tax-Exempt Trust Series 984702 Class A (A-1+)			
16,000,000	1.33	07/05/2002	6,000,000
Washington State GO Eagle Tax-Exempt Trust Series 96 C4704 (A-1+)			
8,500,000	1.33	07/05/2002	8,500,000
Washington State GO VRDN P-Floats-PT 1407 (Merrill Lynch Capital Services SPA) (A-1+)			
3,000,000	1.30	07/05/2002	3,000,000
			$ 40,500,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Wisconsin—3.4%			
Milwaukee Metropolitan Sewage District GO Capital Purpose Bonds Series 1992 A Eagle Tax-Exempt Trust Series 944905 (A-1)			
$ 15,085,000	1.33%	07/05/2002	$ 15,085,000
Milwaukee RANS Series 2001 (SP-1+/MIG1)			
12,750,000	3.50	08/29/2002	12,771,181
Milwaukee RANS Series 2001 B (SP-1+/MIG1)			
9,000,000	3.25	08/29/2002	9,011,391
Southeast Wisconsin Professional Baseball Park District RB P-Floats-PT 425 Series 2000 (A-1+)			
5,495,000	1.30	07/05/2002	5,495,000
Wisconsin Health & Education Facilities VRDN RB for Aurora Health Care Inc. Series 1999 C (Bank One LOC) (A-1)			
7,300,000	1.30	07/10/2002	7,300,000
Wisconsin TRANS Eagle Tax-Exempt Trust Series 981402 Class A (A-1+)			
7,500,000	1.33	07/05/2002	7,500,000
			$ 57,162,572
Total Investments			$1,735,697,858

> Forward commitment

Interest rates represent either the stated coupon rate, or for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security, the next interest reset date for floating rate securities, or the prerefunded date for those types of securities.

Security ratings are unaudited.

The percentage shown for each category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt California Portfolio

June 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
California—89.3%			
Bay Area Toll Authority VRDN Toll Bridge RB for San Francisco Bay Area Series 2001 A (AMBAC) (State Street Bank & Trust Co. (50%) and Bayerische Landesbank Girozentrale (50%) SPA) (A-1+/VMIG1)			
$ 4,100,000	1.20%	07/05/2002	$ 4,100,000
Bay Area Toll Authority VRDN Toll Bridge RB for San Francisco Bay Area Series 2001 C (AMBAC) (Westdeutsche Landesbank SPA) (A-1+/VMIG1)			
7,000,000	1.10	07/05/2002	7,000,000
California Community College Financing Authority TRANS Series 2002 A (FSA) (SP-1+)			
4,000,000	3.00>	06/30/2003	4,051,760
California Health Facilities Financing Authority Insured Variable Rate Hospital RB for Adventist Health System/West Series 1998 A (MBIA) (A-1+/VMIG1)			
400,000	1.85	07/01/2002	400,000
California Health Facilities Financing Authority Insured Variable Rate Hospital RB for Adventist Health System/West Series 1998 C (MBIA) (A-1+/VMIG1)			
4,735,000	1.85	07/01/2002	4,735,000
California Infracture Getty Trust (A-1+/P-1)			
3,750,000	1.45	12/19/2002	3,750,000
5,000,000	1.50	01/31/2003	5,000,000
California Pollution Control Financing Authority Adjustable PCRB for Shell Oil Series 1991 A (A-1+/VMIG1)			
2,000,000	1.70	07/01/2002	2,000,000
California School Cash Reserve Program Pool Series 2002 A (AMBAC) (SP-1+/MIG1)			
4,000,000	3.00>	07/03/2003	4,052,320
California School Cash Reserve Program Pool GO Bonds Series 2001 A (AMBAC) (SP-1+/MIG1)			
7,500,000	4.00	07/03/2002	7,500,541
California State PT 1001 Series 1997 (FGIC) (Merrill Lynch & Co.) (A-1+)			
18,870,000	1.20	07/05/2002	18,870,000
California State Series 1997 (FGIC) (Societe Generale SPA) (A-1+)			
22,000,000	1.20	07/03/2002	22,000,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
California (continued)			
California Statewide Communities Development Authority Revenue TRANS Series 2002 B (SP-1+/MIG1)			
$ 6,000,000	3.00%>	06/30/2003	$ 6,076,440
East Bay Municipal Utility District VRDN Water System RB Series 2002 A (FSA) (Dexia Credit Local SPA) (A-1+/VMIG1)			
12,600,000	1.10	07/03/2002	12,600,000
East Bay Municipal Utility District Water & Waste (A-1+/P-1)			
2,500,000	1.45	08/27/2002	2,500,000
Fremont VRDN COPS for Family Resources Center Financing Project Series 1998 (KBC Bank N.V. LOC) (A-1)			
3,800,000	1.15	07/05/2002	3,800,000
Fremont VRDN MF Hsg. RB for Creekside Village Apartments Series 1985 D (KBC Bank N.V. LOC) (VMIG1)			
8,400,000	1.15	07/05/2002	8,400,000
Fresno County Adjustable RB for Trinity Health Credit Series 2000 C (A-1+/VMIG1)			
15,350,000	1.15	07/05/2002	15,350,000
Glendale VRDN COPS for Police Building Project Series 2000 (Morgan Guaranty Trust SPA) (A-1+/VMIG1)			
6,600,000	1.20	07/05/2002	6,600,000
Golden Gate Bridge Highway & Transportation Authority (A-1+/F-1+)			
3,000,000	1.40	10/07/2002	3,000,000
Huntington Beach MF Hsg. RB for Essex Huntington Breakers Series 1996 A (FHLMC) (VMIG1)			
13,000,000	1.15	07/03/2002	13,000,000
Huntington Beach MF Hsg. RB for Seabridge Villas Series 1985 A (Bank of America LOC) (VMIG1)			
6,900,000	4.00	07/01/2002	6,900,000
Long Beach City Housing Authority VRDN MF Hsg. RB for Channel Point Apartment Series 1998 A (FNMA) (A-1+)			
5,500,000	1.10	07/05/2002	5,500,000
Los Angeles City Department of Water & Power (A-1/P-1)			
4,500,000	1.30	08/28/2002	4,500,000

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost	Principal Amount	Interest Rate	Maturity Date	Amortized Cost
California (continued)				**California (continued)**			

California (continued)

Los Angeles County Housing Authority Variable Rate MF Hsg. Refunding RB for Malibu Meadows Project Series 1998 B (FNMA) (A-1+)
$ 13,711,000 | 1.10% | 07/05/2002 | $ 13,711,000

Los Angeles County Schools TRANS Series 2001 A (FSA) (SP-1+)
12,000,000 | 3.50 | 07/01/2002 | 12,000,000

Los Angeles Unified School District TRANS Series 2001 (SP-1+/MIG1)
2,000,000 | 4.00 | 07/23/2002 | 2,001,679

Los Angeles Waste Water Systems Revenue Series 2001 C (FGIC) (A-1+/VMIG1)
2,000,000 | 1.88 | 10/31/2002 | 2,000,000

MSR Public Power Agency Subordinate Lien RB for San Juan Project Series 1997 D (MBIA) (JP Morgan Chase Bank SPA) (A-1+/VMIG1)
8,900,000 | 1.20 | 07/05/2002 | 8,900,000

MSR Public Power Agency Subordinate Lien RB for San Juan Project Series 1997 E (MBIA) (JP Morgan Chase Bank SPA) (A-1+/VMIG1)
6,200,000 | 1.13 | 07/05/2002 | 6,200,000

MSR Public Power Agency Subordinate Lien RB for San Juan Project Series 1998 F (MBIA) (Bank One Chicago N.A. SPA) (A-1/VMIG1)
1,950,000 | 1.85 | 07/01/2002 | 1,950,000

Newport Beach VRDN RB for Hoag Memorial Presbyterian Hospital Series 1992 (Bank of America SPA) (A-1+/VMIG1)
2,645,000 | 1.96 | 07/01/2002 | 2,645,000

Newport Beach VRDN RB for Hoag Memorial Presbyterian Hospital Series 1996 A (Bank of America SPA) (A-1+/VMIG1)
2,000,000 | 1.85 | 07/01/2002 | 2,000,000

Newport Beach VRDN RB for Hoag Memorial Presbyterian Hospital Series 1999 B (A-1+/VMIG1)
4,300,000 | 1.18 | 07/03/2002 | 4,300,000

Newport Beach VRDN RB for Hoag Memorial Presbyterian Hospital Series 1999 C (A-1+/VMIG1)
8,800,000 | 1.18 | 07/03/2002 | 8,800,000

California (continued)

Oakland Joint Powers Financing Authority Lease VRDN RB Series 1998 A2 (FSA) (A-1/VMIG1)
$ 8,300,000 | 1.25% | 07/05/2002 | $ 8,300,000

Orange County VRDN Apartment Development RB for Hidden Hills Development Corp. Series 1985 C (FHLMC) (VMIG1)
5,000,000 | 1.30 | 07/02/2002 | 5,000,000

Orange County VRDN Apartment Development RB for Niguel Summit Series 1985 A (FHLMC) (VMIG1)
10,000,000 | 1.30 | 07/02/2002 | 10,000,000

Orange County VRDN Apartment Development RB for Seaside Meadow Series 1984 C (KBC Bank N.V. LOC) (VMIG1)
24,000,000 | 1.15 | 07/05/2002 | 24,000,000

Orange County VRDN Apartment Development RB Refunding for Larkspur Canyon Apartments Series 1997 A (FNMA) (A-1+)
3,135,000 | 1.15 | 07/03/2002 | 3,135,000

Palo Alto Unified School District Series 1997 SGA 53 (Societe Generale SPA) (A-1+)
9,830,000 | 1.20 | 07/03/2002 | 9,830,000

Sacramento County COPS for Administration Center and Courthouse Project Series 1990 (Bayerische Landesbank) (A-1+/VMIG1)
8,810,000 | 1.15 | 07/05/2002 | 8,810,000

Sacramento County Housing Authority VRDN MF Hsg. Refunding RB for Stone Creek Apartments Series 1997 (FNMA) (A-1+)
4,250,000 | 1.15 | 07/05/2002 | 4,250,000

San Bernardino County VRDN MF Hsg. Refunding RB for Evergreen Apartments Series 1999 A (FNMA) (A-1+)
16,600,000 | 1.15 | 07/05/2002 | 16,600,000

San Diego County Regional Transportation Series A (A-1/P-1)
800,000 | 1.35 | 09/09/2002 | 800,000
5,000,000 | 1.45 | 09/09/2002 | 5,000,000

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt California Portfolio (continued)

June 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost	Principal Amount	Interest Rate	Maturity Date	Amortized Cost
California (continued)				**Puerto Rico—8.3%**			
San Diego County Water Authority Series 1 (A-1/P-1)				Commonwealth of Puerto Rico TRANS Series 2001 (SP-1+/MIG1)			
$ 5,000,000	1.15%	07/11/2002	$ 5,000,000	$ 18,000,000	3.00%	07/30/2002	$ 18,012,977
5,000,000	1.15	07/12/2002	5,000,000	Puerto Rico Government Development Bank (CP Program) (A-1+)			
5,000,000	1.40	10/09/2002	5,000,000	4,200,000	1.40	07/22/2002	4,200,000
5,000,000	1.40	10/10/2002	5,000,000	4,000,000	1.50	07/22/2002	4,000,000
Southern California Metropolitan Water District Adjusted RB Series 1996 A (AMBAC) (Lloyds TSB Bank PLC SPA) (A-1+/VMIG1)				4,000,000	1.50	07/24/2002	4,000,000
				5,000,000	1.30	09/20/2002	5,000,000
2,000,000	1.10	07/05/2002	2,000,000	2,000,000	1.35	09/20/2002	2,000,000
Southern California Metropolitan Water District Adjusted RB Series 1999 B (Bank of America, N.A. SPA) (A-1+/VMIG1)							$ 37,212,977
7,900,000	1.15	07/05/2002	7,900,000	**Total Investments**			$434,553,233
Southern California Public Power Authority VRDN Refunding RB for Palo Verde Project Series 1996 C (AMBAC) (Morgan Guaranty Trust SPA) (A-1+/VMIG1)							
8,000,000	1.10	07/03/2002	8,000,000				
Southern California Public Power Authority VRDN Refunding RB for Southern Transmission Project Series 1991 (AMBAC) (Lloyds TSB Bank PLC LOC) (A-1+/VMIG1)							
12,100,000	1.10	07/03/2002	12,100,000				
Triunfo County Sanitation District Variable Rate RB Series 1994 (A-1+)							
4,110,000	1.25	07/03/2002	4,110,000				
University of California Revenue Series A (A-1+/P-1)							
1,000,000	1.40	08/12/2002	1,000,000				
West Contra Costa California Unified School District TRANS Series 2001 (SP-1+)							
10,300,000	3.25	08/21/2002	10,311,516				
			$397,340,256				

> Forward commitment

Interest rates represent either the stated coupon rate, or for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security, the next interest reset date for floating rate securities, or the prerefunded date for those types of securities.

Security ratings are unaudited.

The percentage shown for each category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt New York Portfolio

June 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
New York—90.8%			
Albany County New York Public Improvement GO Bonds (FGIC) (AAA/Aaa)			
$ 1,416,560	3.00%	11/15/2002	$ 1,423,116
City of Yonkers Civic Facility IDA VRDN RB Adjustment for Consumers Union Facility Series 1991 (Dexia Credit Local de France LOC) (VMIG1)			
2,300,000	1.15	07/03/2002	2,300,000
City of Yonkers Civic Facility IDA VRDN RB for Consumers Union Facility Series 1989 (Dexia Credit Local de France LOC) (VMIG1)			
2,538,000	1.15	07/03/2002	2,538,000
Great Neck North Water Authority Water System VRDN RB Series 1993 A (FGIC) (A-1+/VMIG1)			
4,300,000	1.05	07/03/2002	4,300,000
Long Island Power Authority Electric System Series CP-1 (A-1+/P-1)			
2,500,000	1.35	08/27/2002	2,500,000
2,500,000	1.35	10/07/2002	2,500,000
2,500,000	1.35	10/08/2002	2,500,000
2,500,000	1.35	10/09/2002	2,500,000
3,000,000	1.35	10/10/2002	3,000,000
Long Island Power Authority Electric System VRDN RB Subseries 1998 2A (Westdeutsche Landesbank 80% & State Street Bank & Trust Co. 20% LOC) (A-1+/VMIG1)			
6,600,000	1.10	07/03/2002	6,600,000
Long Island Power Authority Electric System VRDN RB Subseries 1998 3B (Westdeutsche Landesbank LOC) (A-1+/VMIG1)			
4,800,000	1.80	07/01/2002	4,800,000
Metropolitan Transportation Authority RB Eagle Tax-Exempt Trust Series 2002 A2303 COPS (FGIC) (Citibank) (A-1+)			
5,000,000	1.23	07/05/2002	5,000,000
Metropolitan Transportation Authority RB Eagle Tax-Exempt Trust Series 2002 A2305 COPS (FGIC) (Citibank) (A-1+)			
3,000,000	1.23	07/05/2002	3,000,000
Metropolitan Transportation Dedicated Tax Fund VRDN Floats PA # 656 (FGIC) (A-1+)			
1,000,000	1.19	07/05/2002	1,000,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
New York (continued)			
Municipal Assistance Corp. RB for the City of New York Series 1996 E (AA+/Aa1)			
$ 1,000,000	6.00%	07/01/2003	$ 1,042,450
Municipal Assistance Corp. RB for the City of New York Series 1997 J (AA+/Aa1)			
1,750,000	4.90	07/01/2002	1,750,000
3,500,000	5.50	07/01/2002	3,500,000
Nassau County IDA Civic Facility & Improvement VRDN RB for Cold Spring Harbor Laboratory Series 1999 (Morgan Guaranty Trust SPA) (A-1+)			
5,900,000	1.85	07/01/2002	5,900,000
New York City GO 1996 Series A (A2/A)			
1,500,000	5.70	08/01/2002	1,504,035
New York City GO VRDN Series 1994 B (B-6) (MBIA) (Bank of Nova Scotia SPA) (A-1/VMIG1)			
3,200,000	1.75	07/01/2002	3,200,000
New York City GO VRDN Subseries 1993 E-3 (Westdeutsche Landesbank LOC) (A-1+/VMIG1)			
2,200,000	1.75	07/01/2002	2,200,000
New York City Health & Hospital Corp. Health System Bonds VRDN RB Series 1997 C (Toronto Dominion Bank LOC) (A-1+/VMIG1)			
3,615,000	1.15	07/03/2002	3,615,000
New York City Health & Hospital Corp. Health System Bonds VRDN RB Series 1997 D (Bank of Nova Scotia LOC) (A-1/VMIG1)			
7,160,000	1.10	07/03/2002	7,160,000
New York City Health & Hospital Corp. VRDN Health System Bonds Series 1997 B (Canadian Imperial Bank of Commerce LOC) (A-1+/VMIG1)			
12,005,000	1.15	07/03/2002	12,005,000
New York City Municipal Water Finance Authority Water & Sewer System VRDN Series 1992 C (FGIC) (A-1+/VMIG1)			
1,000,000	1.75	07/01/2002	1,000,000
New York City Municipal Water Finance Authority Water & Sewer System VRDN Series 1993 C (FGIC) (A-1+/VMIG1)			
1,900,000	1.75	07/01/2002	1,900,000
New York City Municipal Water Finance Authority Water & Sewer System VRDN Series 1995 A (FGIC) (A-1+/VMIG1)			
3,700,000	1.80	07/01/2002	3,700,000

The accompanying notes are an integral part of these financial statements.

21

ILA Tax-Exempt New York Portfolio (continued)

June 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
New York (continued)			
New York City Municipal Water Finance Authority Water & Sewer System VRDN Series 2000 C (Dexia Credit Local de France SPA) (A-1+/VMIG1)			
$ 2,000,000	2.00%	07/01/2002	$ 2,000,000
New York City Transitional Finance Authority Eagle Trust VRDN Class A (A-1+)			
1,000,000	1.18	07/05/2002	1,000,000
New York City Transitional Finance Authority BANS Series 2001 3 (SP-1+)			
7,500,000	2.75	11/13/2002	7,529,977
New York City Transitional Finance Authority BANS Series 2001 A (SP-1+/MIG1)			
8,150,000	3.25	10/02/2002	8,173,169
New York City Transitional Finance Authority BANS Series 2002 4 (SP-1+/MIG1)			
2,500,000	2.50	02/26/2003	2,506,355
New York City Trust Cultural Resources VRDN RB for American Museum of Natural History Series 1991 B (MBIA) (Credit Suisse SPA) (A-1+/VMIG1)			
3,460,000	1.10	07/03/2002	3,460,000
New York State Dormitory Authority VRDN RB for Rockefeller University Series 2002 A2 (A-1+/VMIG1)			
3,000,000	1.15	07/05/2002	3,000,000
New York State Dormitory Authority VRDN RB for the Metropolitan Museum of Art Series 1993 A (A-1+/VMIG1)			
6,925,000	1.10	07/03/2002	6,925,000
New York State Energy Research & Development Authority VRDN PCRB for Orange & Rockland Utilities Series 1995 A (AMBAC) (Societe Generale) (A-1+/VMIG1)			
1,700,000	1.10	07/03/2002	1,700,000
New York State Energy Research & Development Authority VRDN PCRB for Orange & Rockland Utilities Series 1994 A (FGIC) (A-1+/VMIG1)			
1,000,000	1.10	07/03/2002	1,000,000
New York State Energy Research & Development Authority VRDN PCRB for Rochester Gas & Electric Corp. Series 1997 B (MBIA) (Credit Suisse First Boston SPA)			
2,000,000	1.15	07/03/2002	2,000,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
New York (continued)			
New York State Environmental Facilities Corp. PCRB for Water Revolving Fund Series 1994 D (AAA/Aaa)			
$ 1,350,000	6.10%	05/15/2003	$ 1,401,205
New York State Environmental Facilities Corp. PCRB Floats PA #221 (MBIA) (A-1+)			
5,000,000	1.19	07/05/2002	5,000,000
New York State Environmental Facilities Corp. VRDN RB Eagle Tax-Exempt Trust Series 1996 C3204 COPS (Citibank) (A-1+)			
7,750,000	1.18	07/05/2002	7,750,000
New York State Environmental Series 1997A (A-1+/VMIG1)			
4,000,000	1.40	08/12/2002	4,000,000
New York State GO Environmental Quality-86-Series 2001 E (AA/A2)			
1,245,000	4.50	07/15/2002	1,245,856
New York State GO VRDN Series 2000 B (Dexia Credit Local LOC) (A-1+/VMIG1)			
1,475,000	2.60	08/07/2002	1,475,000
New York State Housing Finance Agency VRDN RB for Liberty View Apartments Housing Series 1997 A (FNMA) (A-1+)			
10,300,000	1.10	07/03/2002	10,300,000
New York State Housing Finance Agency VRDN RB for Talleyrand Crescent Housing Series 1999 A (Fleet National Bank LOC) (VMIG1)			
8,000,000	1.20	07/03/2002	8,000,000
New York State Housing Finance Agency VRDN RB AMT Tribeca Park Series 1997 A (FNMA LOC) (VMIG1)			
8,700,000	1.15	07/03/2002	8,700,000
New York State Local Government Assistance Corp. VRDN RB Series 1995 B (Bank of Nova Scotia LOC) (A-1/VMIG1)			
7,300,000	1.15	07/03/2002	7,300,000
New York State Local Government Assistance Corp. VRDN RB Series 1995 C (Landesbank Hessen-Thueringen Girozentrale LOC) (A-1+/VMIG1)			
3,800,000	1.15	07/03/2002	3,800,000
New York State Local Government Assistance Corp. VRDN RB Series 1995 F (Toronto Dominion Bank LOC) (A-1+/VMIG1)			
8,900,000	1.10	07/03/2002	8,900,000

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
New York (continued)			
New York State Local Government Assistance Corp. VRDN RB Series 1995 G (Bank of Nova Scotia LOC) (A-1/VMIG1)			
$ 3,300,000	1.10%	07/03/2002	$ 3,300,000
New York State Power Authority Series 4 (A-1/P-1)			
4,000,000	1.35	09/03/2002	4,000,000
2,500,000	1.45	09/03/2002	2,500,000
2,500,000	1.45	09/04/2002	2,500,000
New York State Power Authority VRDN RB Subseries 2000-5 (A-1/VMIG1)			
3,200,000	1.10	07/03/2002	3,200,000
New York State Thruway Authority RB Series CP-01 (A-1+/P-1)			
4,000,000	1.35	09/09/2002	4,000,000
Port Authority New York & New Jersey Special Obligation VRDN RB for Versatile Structure Obligation Series 1994 2 (Morgan Guaranty Trust SPA) (A-1+/VMIG1)			
2,600,000	1.75	07/01/2002	2,600,000
Rensselaer County IDA VRDN RB for Rensselaer Polytechnic Institute Civic Facilities Series 1997 A (A-1+/VMIG1)			
3,725,000	1.20	07/05/2002	3,725,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
New York (continued)			
Suffolk County GO TANS Series 2002 I (SP-1+/MIG1)			
$ 5,000,000	2.75%	08/15/2002	$ 5,007,670
Triborough Bridge & Tunnel Authority VRDN RB Series 1999 C (AMBAC) (Westdeutsche Landesbank SPA) (A-1+/VMIG1)			
2,600,000	1.10	07/05/2002	2,600,000
Triborough Bridge & Tunnel Authority VRDN RB Series 2000 A (FSA) (Morgan Guaranty Trust SPA) (A-1+/VMIG1)			
8,445,000	1.15	07/03/2002	8,445,000
Triborough Bridge & Tunnel Authority VRDN RB Series 2000 D (FSA) (Lloyds TSB Bank SPA) (A-1+/VMIG1)			
2,025,000	1.10	07/03/2002	2,025,000
Westchester County New York Individual Development Agency Levister Redevelopment Co., LLC. Series 2001 B (Bank of New York LOC) (VMIG1)			
3,000,000	1.20	07/05/2002	3,000,000
			$246,506,833

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt New York Portfolio (continued)

June 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Puerto Rico—7.4%			
Commonwealth of Puerto Rico TRANS			
Series 2001 (SP-1+/MIG1)			
$ 9,000,000	3.00%	07/30/2002	$ 9,006,488
Puerto Rico Government Development Bank			
(CP Program) (A-1+)			
2,000,000	1.50	07/24/2002	2,000,000
3,000,000	1.45	08/13/2002	3,000,000
3,000,000	1.30	09/20/2002	3,000,000
3,000,000	1.35	09/20/2002	3,000,000
			$ 20,006,488
Total Investments			$266,513,321

Interest rates represent either the stated coupon rate, or for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security, the next interest reset date for floating rate securities, or the prefunded date for those types of securities.

Security ratings are unaudited.

The percentage shown for each category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

Investment Abbreviations:

AMBAC —Insured by American Municipal Bond Assurance Corp.
AMT —Alternative Minimum Tax
BANS —Bond Anticipation Notes
COPS —Certificates of Participation
CP —Commercial Paper
DOT —Department of Transportation
FGIC —Insured by Financial Guaranty Insurance Co.
FHLMC —Insured by Federal Home Loan Mortgage Corp.
FNMA —Insured by Federal National Mortgage Assoc.
FSA —Insured by Financial Security Assurance Co.
GO —General Obligation
IDA —Industrial Development Authority
IDB —Industrial Development Bond
IDRB —Industrial Development Revenue Bond
LOC —Letter of Credit
MBIA —Insured by Municipal Bond Investors Assurance
MF Hsg —Multi-Family Housing
PCRB —Pollution Control Revenue Bond
RANS —Revenue Anticipation Notes
RB —Revenue Bond
SPA —Stand-by-Purchase Agreement
TANS —Tax Anticipation Notes
TFA —Transportation Finance Authority
TRANS —Tax Revenue Anticipation Notes
VRDN —Variable Rate Demand Note

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities

June 30, 2002 (Unaudited)

	Prime Obligations Portfolio	Money Market Portfolio	Government Portfolio
Assets:			
Investment in securities, at value based on amortized cost	$ 467,741,379	$1,481,008,290	$ 90,703,702
Repurchase agreements	349,300,000	480,200,000	92,600,000
Cash	8,098	161,089	75,696
Receivables:			
Interest	808,363	4,082,143	63,580
Fund shares sold	—	612,857	—
Reimbursement from investment adviser	—	—	33,224
Other	2,997	29,651	767
Total assets	817,860,837	1,966,094,030	183,476,969
Liabilities:			
Payables:			
Investment securities purchased	—	—	—
Income distribution	86,656	93,631	15,768
Fund shares repurchased	—	1,332,196	—
Amounts owed to affiliates	303,101	649,865	59,879
Accrued expenses and other liabilities	81,609	349,265	89,740
Total liabilities	471,366	2,424,957	165,387
Net Assets:			
Paid-in capital	817,389,471	1,963,669,073	183,311,582
Accumulated net realized loss on investment transactions	—	—	—
NET ASSETS	$ 817,389,471	$1,963,669,073	$183,311,582
Net asset value, offering and redemption price per unit/share	$1.00	$1.00	$1.00
Units/Shares outstanding:			
ILA Units	520,077,327	959,026,463	93,893,904
ILA Administration Units	83,871,798	409,850,172	5,906,300
ILA Service Units	154,914,360	332,102,534	64,152,658
ILA Class B Units	30,220,100	—	—
ILA Class C Units	15,617,210	—	—
Cash Management Shares	12,688,676	262,689,904	19,303,086
Total units/shares of beneficial interest outstanding, $.001 par value (unlimited number of shares authorized)	817,389,471	1,963,669,073	183,255,948

The accompanying notes are an integral part of these financial statements.

Treasury Obligations Portfolio	Treasury Instruments Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
$ 710,388,798	$595,511,350	$4,276,304,555	$1,735,697,858	$434,553,233	$266,513,321
2,258,100,000	—	—	—	—	—
45,667	37,843	45,833	4,146,153	22,793,057	8,814,394
7,628,328	—	8,949,028	8,883,190	2,111,254	1,169,014
—	—	—	1,885	—	—
—	—	—	—	—	20,108
3,847	768	48,855	4,472	1,005	600
2,976,166,640	595,549,961	4,285,348,271	1,748,733,558	459,458,549	276,517,437
—	—	—	65,490,374	14,180,520	5,005,052
2,303,114	344,257	488,031	212,541	22,113	9,392
—	—	4,000	56	—	—
961,128	187,686	1,433,553	564,520	152,632	90,674
1,625,220	332,626	717,808	181,846	69,517	82,254
4,889,462	864,569	2,643,392	66,449,337	14,424,782	5,187,372
2,971,277,178	594,685,392	4,282,704,879	1,682,298,309	445,043,120	271,341,750
—	—	—	(14,088)	(9,353)	(11,685)
$2,971,277,178	$594,685,392	$4,282,704,879	$1,682,284,221	$445,033,767	$271,330,065
$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
458,226,440	145,521,435	2,323,281,689	1,045,411,820	309,316,428	120,338,384
9,762,706	26,526,425	864,667,977	372,413,986	81,355,140	91,500,314
2,319,052,586	412,445,538	260,945,718	19,974,722	6,334,216	251,140
—	—	—	—	—	—
—	—	—	—	—	—
184,235,446	10,191,994	833,809,495	244,441,834	47,956,349	59,251,912
2,971,277,178	594,685,392	4,282,704,879	1,682,242,362	444,962,133	271,341,750

Statements of Operations

For the Six Months Ended June 30, 2002 (Unaudited)

	Prime Obligations Portfolio	Money Market Portfolio	Government Portfolio
Investment income:			
Interest income	$7,779,164	$22,385,185	$1,779,220
Expenses:			
Management fees	1,366,632	3,781,285	338,480
Transfer Agent fees[a]	156,187	432,147	38,683
Service Share fees	307,333	674,682	110,763
Distribution and Service fees[b]	265,460	914,131	46,952
Cash Management Share fees	45,632	914,131	46,952
Administration Share fees	59,946	308,773	4,965
Custodian fees	79,182	133,065	36,735
Registration fees	39,749	52,538	39,817
Professional fees	25,014	24,664	36,004
Trustee fees	4,659	4,649	5,047
Other	8,228	51,530	30,531
Total expenses	2,358,022	7,291,595	734,929
Less—expense reductions	(39,629)	(786,503)	(145,960)
Net expenses	2,318,393	6,505,092	588,969
NET INVESTMENT INCOME	5,460,771	15,880,093	1,190,251
Net realized gain (loss) on investment transactions	12,360	—	—
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$5,473,131	$15,880,093	$1,190,251

[a] The following Portfolios had Transfer Agent fees of:

Portfolio	ILA Units	Administration Units	Service Units	Cash Management Shares
Prime Obligations^	$ 97,024	$ 15,986	$ 30,733	$ 3,651
Money Market	209,209	82,340	67,468	73,130
Government	22,527	1,324	11,076	3,756
Treasury Obligations	81,658	2,695	382,243	20,704
Treasury Instruments	28,462	4,863	69,867	2,455
Federal	544,638	182,683	53,827	190,121
Tax-Exempt Diversified	237,625	74,227	7,434	53,553
Tax-Exempt California	62,069	15,360	660	11,971
Tax-Exempt New York	26,246	19,168	51	11,434

^ Prime Obligations Class B and Class C had Transfer Agent fees of $5,696 and $3,097, respectively.

[b] Amounts relate to Distribution fees for the Cash Management Shares, except for the Prime Obligations Portfolio, which also includes Class B and Class C Units Distributions and Service fees of $142,405 and $77,423, respectively.

The accompanying notes are an integral part of these financial statements.

Treasury Obligations Portfolio	Treasury Instruments Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
$22,640,123	$4,639,727	$48,008,082	$14,467,461	$3,319,346	$2,031,823
4,263,871	924,415	8,498,609	3,262,337	788,022	497,870
487,299	105,647	971,269	372,839	90,060	56,899
3,822,428	698,671	538,271	74,340	6,598	516
258,795	30,684	2,376,514	669,416	149,636	142,927
258,795	30,684	2,376,514	669,416	149,636	142,927
10,107	18,238	685,064	278,350	57,599	71,878
122,076	59,492	226,711	123,592	52,834	44,818
47,042	26,743	52,898	37,746	18,130	13,072
25,586	25,326	24,248	24,430	25,395	35,851
4,663	4,659	4,605	4,631	4,661	5,047
44,517	31,606	83,430	70,531	30,113	30,742
9,345,179	1,956,165	15,838,133	5,587,628	1,372,684	1,042,547
(222,899)	(58,003)	(2,046,409)	(993,396)	(235,572)	(261,321)
9,122,280	1,898,162	13,791,724	4,594,232	1,137,112	781,226
13,517,843	2,741,565	34,216,358	9,873,229	2,182,234	1,250,597
468,914	57,395	100,405	(10,141)	—	(8,758)
$13,986,757	$2,798,960	$34,316,763	$ 9,863,088	$2,182,234	$1,241,839

29

Statements of Changes in Net Assets

For the Six Months Ended June 30, 2002 (Unaudited)

	Prime Obligations Portfolio	Money Market Portfolio	Government Portfolio
From operations:			
Net investment income	$ 5,460,771	$ 15,880,093	$ 1,190,251
Net realized gain (loss) on investment transactions	12,360	—	—
Net increase in net assets resulting from operations	5,473,131	15,880,093	1,190,251
Distributions to unit/shareholders:			
From net investment income			
ILA Units	(3,789,673)	(8,672,234)	(792,113)
ILA Administration Units	(568,364)	(3,087,286)	(41,578)
ILA Service Units	(896,948)	(2,113,755)	(278,012)
ILA Class B Units	(81,664)	—	—
ILA Class C Units	(44,025)	—	—
Cash Management Shares	(92,457)	(2,006,818)	(78,548)
Total distributions to unit/shareholders	(5,473,131)	(15,880,093)	(1,190,251)
From units/share transactions (at $1.00 per unit/share):			
Proceeds from sales of units/shares	3,190,171,737	5,048,956,031	285,558,211
Reinvestment of dividends and distributions	4,767,576	14,964,303	1,034,572
Cost of units/shares repurchased	(3,170,040,784)	(5,382,643,318)	(313,971,041)
Net increase (decrease) in net assets resulting from unit/share transactions	24,898,529	(318,722,984)	(27,378,258)
Total increase (decrease)	24,898,529	(318,722,984)	(27,378,258)
Net assets:			
Beginning of period	792,490,942	2,282,392,057	210,689,840
End of period	$ 817,389,471	$ 1,963,669,073	$ 183,311,582

The accompanying notes are an integral part of these financial statements.

Treasury Obligations Portfolio	Treasury Instruments Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
$ 13,517,843	$ 2,741,565	$ 34,216,358	$ 9,873,229	$ 2,182,234	$ 1,250,597
468,914	57,395	100,405	(10,141)	—	(8,758)
13,986,757	2,798,960	34,316,763	9,863,088	2,182,234	1,241,839
(3,053,137)	(953,510)	(21,443,748)	(6,783,683)	(1,614,460)	(653,233)
(91,010)	(145,705)	(6,509,045)	(1,855,371)	(343,960)	(404,287)
(10,373,627)	(1,652,580)	(1,577,384)	(135,797)	(11,596)	(766)
—	—	—	—	—	—
—	—	—	—	—	—
(468,983)	(47,165)	(4,786,586)	(1,098,378)	(212,218)	(192,311)
(13,986,757)	(2,798,960)	(34,316,763)	(9,873,229)	(2,182,234)	(1,250,597)
4,761,281,297	1,443,542,245	9,919,942,009	4,167,203,049	870,947,045	616,899,702
1,988,298	1,007,148	30,973,320	8,343,156	2,041,494	1,174,811
(3,614,301,600)	(1,339,321,477)	(11,276,716,556)	(4,555,164,399)	(866,931,561)	(628,128,919)
1,148,967,995	105,227,916	(1,325,801,227)	(379,618,194)	6,056,978	(10,054,406)
1,148,967,995	105,227,916	(1,325,801,227)	(379,628,335)	6,056,978	(10,063,164)
1,822,309,183	489,457,476	5,608,506,106	2,061,912,556	438,976,789	281,393,229
$ 2,971,277,178	$ 594,685,392	$ 4,282,704,879	$ 1,682,284,221	$ 445,033,767	$ 271,330,065

Statements of Changes in Net Assets

For the Year Ended December 31, 2001

	Prime Obligations Portfolio	Money Market Portfolio	Government Portfolio
From operations:			
Net investment income	$ 31,898,849	$ 99,573,215	$ 8,272,220
Net realized gain on investment transactions	899	53,621	5
Net increase in net assets resulting from operations	31,899,748	99,626,836	8,272,225
Distributions to unit/shareholders:			
From net investment income			
ILA Units	(22,441,657)	(61,589,182)	(5,639,219)
ILA Administration Units	(3,225,200)	(12,782,137)	(124,754)
ILA Service Units	(4,238,873)	(12,096,608)	(1,685,602)
ILA Class B Units	—	—	—
ILA Class C Units	—	—	—
Cash Management Shares	(987,417)	(13,158,909)	(822,650)
Total distributions to unit/shareholders	(31,899,748)	(99,626,836)	(8,272,225)
From units/share transactions (at $1.00 per unit/share):			
Proceeds from sales of units/shares	6,253,520,809	11,314,729,228	907,377,028
Reinvestment of dividends and distributions	26,222,445	94,301,810	6,597,038
Cost of units/shares repurchased	(6,383,595,955)	(11,863,367,889)	(925,146,088)
Net increase (decrease) in net assets resulting from unit/share transactions	(103,852,701)	(454,336,851)	(11,172,022)
Total increase (decrease)	(103,852,701)	(454,336,851)	(11,172,022)
Net assets:			
Beginning of year	896,343,643	2,736,728,908	221,861,862
End of year	$ 792,490,942	$ 2,282,392,057	$ 210,689,840

The accompanying notes are an integral part of these financial statements.

	Treasury Obligations Portfolio	Treasury Instruments Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
	$ 37,884,927	$ 12,302,951	$ 213,972,050	$ 45,288,996	$ 10,638,404	$ 5,875,780
	182,581	614,725	872,254	168,005	25,644	—
	38,067,508	12,917,676	214,844,304	45,457,001	10,664,048	5,875,780
	(13,414,679)	(6,853,041)	(145,906,021)	(34,751,013)	(8,468,336)	(3,533,285)
	(531,440)	(761,235)	(25,607,269)	(4,801,620)	(967,991)	(1,856,271)
	(24,052,611)	(4,851,734)	(9,130,498)	(571,009)	(4,374)	(22,309)
	—	—	—	—	—	—
	—	—	—	—	—	—
	(68,778)	(451,666)	(34,200,516)	(5,165,354)	(1,197,703)	(463,915)
	(38,067,508)	(12,917,676)	(214,844,304)	(45,288,996)	(10,638,404)	(5,875,780)
	4,112,822,260	2,681,287,671	24,483,974,757	9,577,998,608	1,873,360,182	1,342,180,086
	8,434,492	6,911,730	196,409,914	39,722,805	9,708,587	5,525,675
	(3,193,922,446)	(2,537,358,030)	(24,970,528,512)	(9,697,928,616)	(2,193,812,231)	(1,339,010,981)
	927,334,306	150,841,371	(290,143,841)	(80,207,203)	(310,743,462)	8,694,780
	927,334,306	150,841,371	(290,143,841)	(80,039,198)	(310,717,818)	8,694,780
	894,974,877	338,616,105	5,898,649,947	2,141,951,754	749,694,607	272,698,449
	$ 1,822,309,183	$ 489,457,476	$ 5,608,506,106	$ 2,061,912,556	$ 438,976,789	$ 281,393,229

Notes to Financial Statements

June 30, 2002 (Unaudited)

1. Organization

Goldman Sachs Trust (the ''Trust'') is a Delaware business trust registered under the Investment Company Act of 1940 (as amended) as an open-end, management investment company. The Trust includes the Goldman Sachs—Institutional Liquid Assets Portfolios, collectively ''ILA,'' or individually, a ''Portfolio.'' ILA consists of nine portfolios: Prime Obligations, Money Market, Government, Treasury Obligations, Treasury Instruments, Federal, Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York. All the portfolios are diversified except for the Tax-Exempt California and Tax-Exempt New York Portfolios. ILA offers the following classes of units/shares:

Portfolio	ILA Units	ILA Administra-tion Units	ILA Service Units	ILA Class B Units	ILA Class C Units	ILA Cash Management Shares (CMS)
Prime Obligations	x	x	x	x	x	x
Money Market	x	x	x			x
Government	x	x	x			x
Treasury Obligations	x	x	x			x
Treasury Instruments	x	x	x			x
Federal	x	x	x			x
Tax-Exempt Diversified	x	x	x			x
Tax-Exempt California	x	x	x			x
Tax-Exempt New York	x	x	x			x

The investment objective of the Portfolios is to maximize current income to the extent consistent with the preservation of capital and maintenance of liquidity by investing exclusively in high quality money market instruments. The Tax-Exempt Portfolios seek to provide unit/shareholders, to the extent consistent with the preservation of capital and prescribed portfolio standards, with a high level of income exempt from federal income tax by investing primarily in municipal instruments.

2. Significant Accounting Policies

The following is a summary of significant accounting policies consistently followed by ILA. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation—
ILA uses the amortized-cost method for valuing portfolio securities, which approximates fair value. Under this method, all investments purchased at a discount or at a premium are valued by amortizing the difference between the original purchase price and maturity value of the issue over the period to maturity.

B. Security Transactions and Interest Income—
Security transactions are accounted for on a trade date basis. Realized gains and losses on sales of portfolio securities are calculated using the identified cost basis. Interest income is recorded on the basis of interest accrued, premium amortized and discount earned. Net investment income (other than class specific expenses) and realized gains or losses are allocated daily to each class of units/shares of the Portfolios based upon the relative proportion of net assets of each class.

C. Federal Taxes—
It is each Portfolio's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all investment company taxable and tax-exempt income to its unit/shareholders. Accordingly, no federal tax provisions are required. Income distributions are declared daily and paid monthly by the Portfolios.

The characterization of distributions to unit/shareholders for financial reporting purposes is

2. Significant Accounting Policies (continued) determined in accordance with income tax rules. Therefore, the source of the Portfolios' distributions is shown in the accompanying financial statements as from net investment income. At December 31, 2001 (tax year end), the following Portfolios had capital loss carryforwards for U.S. federal tax purposes of approximately:

Portfolio	Amount	Years of Expiration
Prime Obligations	$1,000	2009
Tax-Exempt Diversified	4,000	2008
Tax-Exempt California	9,000	2007 to 2008
Tax-Exempt New York	7,000	2008

These amounts are available to be carried forward to offset future capital gains to the extent permitted by applicable laws or regulations.

The amortized cost for each Portfolio stated in the accompanying Statements of Assets and Liabilities also represents aggregate cost for federal income tax purposes.

D. Expenses—
Expenses incurred by the Portfolios which do not specifically relate to an individual Portfolio of ILA are generally allocated to the Portfolios on a straight-line or pro rata basis depending upon the nature of the expense.

Unit/Shareholders of ILA Administration, ILA Service, ILA Class B, ILA Class C and ILA Cash Management Share classes bear all expenses and fees paid to service organizations under Distribution and Service and Administration and Service Plans as described in footnote 3. Each class of units/shares of the Portfolios separately bears its respective class-specific Transfer Agency fees.

E. Segregation Transactions—
The Portfolios may enter into forward commitments. These transactions involve a commitment by the Portfolio to purchase or sell securities for a predetermined price or yield, with payment and delivery taking place beyond the customary settlement. As a result of entering into these transactions, the Portfolios are required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

F. Repurchase Agreements—
Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price.

During the term of a repurchase agreement, the value of the underlying securities held as collateral, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Portfolio's custodian or designated subcustodians under triparty repurchase agreements.

3. Agreements
Goldman Sachs Asset Management (''GSAM''), a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), acts as investment adviser (the ''Adviser'') pursuant to an Investment Management Agreement (the ''Agreement''). Under the Agreement, GSAM, subject to the general supervision by the Trust's Board of Trustees, manages the Portfolios. As compensation for the services rendered pursuant to the Agreement and the assumption of the expenses related thereto and administering the Portfolio's business affairs, including providing facilities, GSAM is entitled to a fee, computed daily and payable monthly, at an annual rate equal to 0.35% of each Portfolio's average daily net assets.

GSAM has voluntarily agreed to reduce or limit the total operating expenses of each Portfolio (excluding

Notes to Financial Statements (continued)

June 30, 2002 (Unaudited)

3. Agreements (continued)

Distribution and Service fees, Administration, Cash Management and Service plan fees, taxes, interest, brokerage commissions, litigation, indemnification and other extraordinary expenses) such that total operating expenses will not exceed 0.43% of the average net assets of each Portfolio.

For the six months ended June 30, 2002, the Portfolios' advisers have voluntarily agreed to waive certain fees and reimburse other expenses. In addition, the Portfolios have entered into certain offset arrangements with the custodian resulting in a reduction in the Portfolios' expenses. These expense reductions were as follows (in thousands):

Portfolio	Expense Reimburse-ments	Custody Fee Reductions	CMS Distribution Fee Waiver	CMS Fee Waiver	Total
Prime Obligations	$ —	$ 1	$ 39	$ —	$ 40
Money Market	—	1	786	—	787
Government	105	1	40	—	146
Treasury Obligations	—	1	222	—	223
Treasury Instruments	31	1	26	—	58
Federal	—	2	2,044	—	2,046
Tax-Exempt Diversified	—	83	575	335	993
Tax-Exempt California	9	23	129	75	236
Tax-Exempt New York	52	15	123	71	261

The Trust, on behalf of each Portfolio that offers Class B Units, Class C Units, and Cash Management Shares, has adopted Distribution and Distribution and Service Plans. Under the Distribution and Distribution and Service Plans, Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee from each Portfolio for distribution services equal to, on an annual basis, 1.00% of the average daily net assets attributable to Class B and Class C Units and 0.50% of the average daily net assets attributable to Cash Management Shares. GSAM has voluntarily agreed to waive a portion of the Distribution fees equal to 0.43%, on an annual basis, of the average daily net assets attributable to Cash Management Shares.

Goldman Sachs acts as ILA's distributor under a Distribution Agreement for which it receives no compensation except for a portion of the ILA Prime Obligations Class B and Class C contingent deferred sales charges. Goldman Sachs has advised the Portfolio that it retained approximately $2,000 for the six months ended June 30, 2002.

Goldman Sachs also serves as the Transfer Agent and is entitled to a fee calculated daily and payable monthly at an annual rate of 0.04% of the average daily net assets of each class.

The Trust, on behalf of each Portfolio, has adopted Administration and Service Plans. These plans allow for ILA Administration Units, ILA Service Units and ILA Cash Management Shares, to compensate service organizations for providing varying levels of account administration and unitholder/shareholder liaison services to their customers who are beneficial owners of such units. The Administration, Service and Cash Management Shares Plans provide for compensation to the service organizations in an amount up to 0.15%, 0.40% and 0.50% (on an annualized basis), respectively, of the average daily net asset value of the respective units/shares. GSAM has voluntarily agreed to limit Cash Management Share Administration and Service fees (for the Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York portfolios) to 0.25%, on an annual basis, of the average daily net assets of the Cash Management Shares for the respective funds.

3. Agreements (continued)

At June 30, 2002, the amounts owed to affiliates were as follows (in thousands):

Portfolio	Management	Distribution and Service	Transfer Agent	Total
Prime Obligations	$ 239	$ 37	$ 27	$ 303
Money Market	570	15	65	650
Government	53	1	6	60
Treasury Obligations	853	11	97	961
Treasury Instruments	168	1	19	188
Federal	1,245	47	142	1,434
Tax-Exempt Diversified	494	15	56	565
Tax-Exempt California	135	3	15	153
Tax-Exempt New York	79	3	9	91

4. Line of Credit Facility

The Portfolios participate in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangements, the Portfolios must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. The committed facility also requires a fee to be paid by the Portfolios based on the amount of the commitment which has not been utilized. During the six months ended June 30, 2002, the Portfolios did not have any borrowings under this facility.

Notes to Financial Statements (continued)

June 30, 2002 (Unaudited)

5. Joint Repurchase Agreement Accounts
The ILA Portfolios, together with other registered investment companies having management agreements with GSAM or its affiliates, may transfer uninvested cash balances into joint accounts, the daily aggregate balances of which are invested in one or more repurchase agreements.

At June 30, 2002, the Prime Obligations, Money Market, Government and Treasury Obligations Portfolios had undivided interests in the following joint repurchase agreement account I, which equaled $49,300,000, $45,200,000, $27,600,000 and $1,093,100,000 in principal amount, respectively. At June 30, 2002, the repurchase agreements held in joint repurchase agreement account I were fully collateralized by U.S. Treasury obligations.

Repurchase Agreements

Principal Amount	Interest Rate	Maturity Date	Amortized Cost	Maturity Value
JP Morgan Securities				
$1,200,000,000	1.88%	07/01/2002	$1,200,000,000	$1,200,188,000
Morgan Stanley				
820,000,000	1.88	07/01/2002	820,000,000	820,128,467
Salomon Smith Barney				
810,200,000	1.88	07/01/2002	810,200,000	810,326,931
UBS Warburg LLC				
1,300,000,000	1.90	07/01/2002	1,300,000,000	1,300,205,833
Total Joint Repurchase Agreement Account I			$4,130,200,000	$4,130,849,231

At June 30, 2002, the Prime Obligations, Money Market and Government Portfolios had undivided interests in the following joint repurchase agreement account II, which equaled $300,000,000, $435,000,000 and $50,000,000 in principal amount, respectively. At June 30, 2002, the repurchase agreements held in joint repurchase agreement account II were fully collateralized by Federal Agency obligations.

Repurchase Agreements

Principal Amount	Interest Rate	Maturity Date	Amortized Cost	Maturity Value
Banc of America Securities LLC				
$ 800,000,000	1.98%	07/01/2002	$ 800,000,000	$ 800,132,000
Barclays Capital, Inc.				
500,000,000	1.96	07/01/2002	500,000,000	500,081,667
Bear Stearns Companies, Inc.				
500,000,000	1.97	07/01/2002	500,000,000	500,082,083
C.S. First Boston Corp.				
1,000,000,000	1.95	07/01/2002	1,000,000,000	1,000,162,500
Greenwich Capital Markets				
500,000,000	1.98	07/01/2002	500,000,000	500,082,500
JP Morgan Securities				
1,500,000,000	1.96	07/01/2002	1,500,000,000	1,500,245,000
Lehman Brothers				
500,000,000	1.97	07/01/2002	500,000,000	500,082,083
Morgan Stanley				
2,000,000,000	1.94	07/01/2002	2,000,000,000	2,000,323,333
Salomon Smith Barney				
1,600,000,000	1.97	07/01/2002	1,600,000,000	1,600,262,667
UBS Warburg LLC				
1,973,100,000	1.97	07/01/2002	1,973,100,000	1,973,423,917
Total Joint Repurchase Agreement Account II			$10,873,100,000	$10,874,877,750

6. Portfolio Concentrations
Since the Tax-Exempt California and Tax-Exempt New York Portfolios invest primarily in obligations of issuers within California and New York, respectively, they are subject to possible concentration risks associated with economic, political or legal developments or industrial or regional matters specifically affecting California and New York.

7. Other Matters
Pursuant to Securities and Exchange Commission exemptive orders, certain Portfolios may enter into certain principal transactions, including repurchase agreements, with Goldman Sachs.

Notes to Financial Statements (continued)

June 30, 2002 (Unaudited)

8. Summary of Unit/Share Transactions (at $1.00 per unit/share)

Unit/share activity for the six months ended June 30, 2002 is as follows:

	Prime Obligations Portfolio	Money Market Portfolio	Government Portfolio
ILA Units:			
Units sold	2,606,940,266	1,564,699,406	164,977,625
Reinvestment of dividends and distributions	3,259,827	8,110,114	698,261
Units repurchased	(2,533,336,186)	(1,769,958,975)	(196,496,991)
	76,863,907	(197,149,455)	(30,821,105)
ILA Administration Units:			
Units sold	241,934,574	1,079,768,106	17,065,941
Reinvestment of dividends and distributions	559,841	2,955,614	30,504
Units repurchased	(282,491,535)	(1,066,951,713)	(17,216,414)
	(39,997,120)	15,772,007	(119,969)
ILA Service Units:			
Units sold	286,954,029	1,687,165,130	56,992,667
Reinvestment of dividends and distributions	790,847	2,091,497	269,366
Units repurchased	(285,565,768)	(1,669,930,355)	(50,896,463)
	2,179,108	19,326,272	6,365,570
ILA Class B Units:			
Units sold	11,641,589	—	—
Reinvestment of dividends and distributions	74,474	—	—
Units repurchased	(14,226,975)	—	—
	(2,510,912)	—	—
ILA Class C Units:			
Units sold	20,584,558	—	—
Reinvestment of dividends and distributions	38,011	—	—
Units repurchased	(20,401,046)	—	—
	221,523	—	—
Cash Management Shares:			
Shares sold	22,116,721	717,323,389	46,521,978
Reinvestment of dividends and distributions	44,576	1,807,078	36,441
Shares repurchased	(34,019,274)	(875,802,275)	(49,361,173)
	(11,857,977)	(156,671,808)	(2,802,754)
Net increase (decrease) in units/shares	24,898,529	(318,722,984)	(27,378,258)

Treasury Obligations Portfolio	Treasury Instruments Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
2,532,688,355	703,877,195	4,140,059,346	2,026,737,621	519,623,766	236,823,805
1,881,885	816,981	19,025,706	5,560,999	1,534,890	581,469
(2,499,904,821)	(762,411,628)	(4,931,745,844)	(2,326,778,483)	(517,405,807)	(239,679,650)
34,665,419	(57,717,452)	(772,660,792)	(294,479,863)	3,752,849	(2,274,376)
59,252,821	134,555,018	2,709,358,838	1,466,935,396	244,676,180	252,556,502
71,368	140,019	6,173,096	1,640,735	315,926	402,140
(66,156,982)	(127,010,675)	(2,895,586,125)	(1,453,326,925)	(233,914,022)	(277,486,464)
(6,832,793)	7,684,362	(180,054,191)	15,249,206	11,078,084	(24,527,822)
1,842,451,919	586,158,477	1,129,487,058	16,276,712	6,411,613	—
27,673	3,811	1,272,428	124,347	5	765
(903,047,953)	(420,781,179)	(1,161,563,200)	(70,883,138)	(161,396)	(65,000)
939,431,639	165,381,109	(30,803,714)	(54,482,079)	6,250,222	(64,235)
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
326,888,202	18,951,555	1,941,036,767	657,253,320	100,235,486	127,519,395
7,372	46,337	4,502,090	1,017,075	190,673	190,437
(145,191,844)	(29,117,995)	(2,287,821,387)	(704,175,853)	(115,450,336)	(110,897,805)
181,703,730	(10,120,103)	(342,282,530)	(45,905,458)	(15,024,177)	16,812,027
1,148,967,995	105,227,916	(1,325,801,227)	(379,618,194)	6,056,978	(10,054,406)

Notes to Financial Statements (continued)

June 30, 2002 (Unaudited)

8. Summary of Unit/Share Transactions (at $1.00 per unit/share) (continued)

Unit/share activity for the year ended December 31, 2001 is as follows:

	Prime Obligations Portfolio	Money Market Portfolio	Government Portfolio
ILA Units:			
Units sold	4,917,440,587	4,839,421,838	628,047,079
Reinvestment of dividends and distributions	18,628,398	57,673,146	4,605,468
Units repurchased	(5,077,303,833)	(5,494,587,123)	(633,929,459)
	(141,234,848)	(597,492,139)	(1,276,912)
ILA Administration Units:			
Units sold	513,606,909	1,526,724,967	44,282,868
Reinvestment of dividends and distributions	2,708,409	12,209,160	40,015
Units repurchased	(463,676,719)	(1,466,296,424)	(38,858,123)
	52,638,599	72,637,703	5,464,760
ILA Service Units:			
Units sold	635,044,694	3,264,077,613	56,306,272
Reinvestment of dividends and distributions	3,565,313	11,873,984	1,634,550
Units repurchased	(656,320,342)	(3,309,602,054)	(50,874,013)
	(17,710,335)	(33,650,457)	7,066,809
ILA Class B Units:			
Units sold	43,950,559	—	—
Reinvestment of dividends and distributions	598,394	—	—
Units repurchased	(32,150,698)	—	—
	12,398,255	—	—
ILA Class C Units:			
Units sold	34,623,313	—	—
Reinvestment of dividends and distributions	296,727	—	—
Units repurchased	(30,330,047)	—	—
	4,589,993	—	—
Cash Management Shares:			
Shares sold	108,854,747	1,684,504,810	178,740,809
Reinvestment of dividends and distributions	425,204	12,545,520	317,005
Shares repurchased	(123,814,316)	(1,592,882,288)	(201,484,493)
	(14,534,365)	104,168,042	(22,426,679)
Net increase (decrease) in units/shares	(103,852,701)	(454,336,851)	(11,172,022)

Treasury Obligations Portfolio	Treasury Instruments Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
1,477,606,077	1,134,349,157	12,550,889,085	6,047,885,143	1,287,887,516	718,126,768
7,850,008	5,712,552	130,599,696	30,318,496	7,711,334	3,200,674
(1,445,918,031)	(1,137,910,724)	(13,807,230,167)	(6,471,136,379)	(1,640,968,254)	(775,335,319)
39,538,054	2,150,985	(1,125,741,386)	(392,932,740)	(345,369,404)	(54,007,877)
146,771,775	192,303,400	4,293,500,305	1,735,471,837	282,422,424	483,293,473
460,264	730,661	24,790,023	4,234,155	849,341	1,844,523
(145,731,561)	(196,067,155)	(3,893,706,059)	(1,513,309,050)	(240,485,572)	(451,129,376)
1,500,478	(3,033,094)	424,584,269	226,396,942	42,786,193	34,008,620
2,483,940,668	1,296,421,487	2,573,594,343	120,892,122	1,430,214	1,424,829
57,688	22,292	7,836,007	345,752	27	21,758
(1,597,636,104)	(1,153,455,708)	(2,567,682,753)	(98,167,259)	(1,409,341)	(1,434,686)
886,362,252	142,988,071	13,747,597	23,070,615	20,900	11,901
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
4,503,740	58,213,627	5,065,991,024	1,673,749,506	301,620,028	139,335,016
66,532	446,225	33,184,188	4,824,402	1,147,885	458,720
(4,636,750)	(49,924,443)	(4,701,909,533)	(1,615,315,928)	(310,949,064)	(111,111,600)
(66,478)	8,735,409	397,265,679	63,257,980	(8,181,151)	28,682,136
927,334,306	150,841,371	(290,143,841)	(80,207,203)	(310,743,462)	8,694,780

Financial Highlights

Selected Data for a Unit/Share Outstanding Throughout Each Period

Prime Obligations Portfolio

	Net asset value, beginning of period	Net investment income(a)	Distributions to unit/shareholders	Net asset value, end of period	Total return(b)	Net assets, end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions — Ratio of expenses to average net assets	Ratios assuming no expense reductions — Ratio of net investment income to average net assets
For the Six Months Ended June 30, (Unaudited)										
2002-ILA Units	$1.00	$0.01	$(0.01)	$1.00	0.78%(d)	$ 520,077	0.43%(c)	1.56%(c)	0.43%(c)	1.56%(c)
2002-ILA Administration Units	1.00	0.01	(0.01)	1.00	0.70(d)	83,872	0.58(c)	1.42(c)	0.58(c)	1.42(c)
2002-ILA Service Units	1.00	0.01	(0.01)	1.00	0.58(d)	154,914	0.83(c)	1.16(c)	0.83(c)	1.16(c)
2002-ILA B Units	1.00	—	—(e)	1.00	0.28(d)	30,220	1.43(c)	0.57(c)	1.43(c)	0.57(c)
2002-ILA C Units	1.00	—	—(e)	1.00	0.28(d)	15,617	1.43(c)	0.57(c)	1.43(c)	0.57(c)
2002-Cash Management Shares	1.00	0.01	(0.01)	1.00	0.50(d)	12,689	1.00(c)	1.01(c)	1.43(c)	0.58(c)
For the Years Ended December 31,										
2001-ILA Units	1.00	0.04	(0.04)	1.00	3.79	443,213	0.43	3.70	0.43	3.70
2001-ILA Administration Units	1.00	0.04	(0.04)	1.00	3.63	123,869	0.58	3.38	0.58	3.38
2001-ILA Service Units	1.00	0.03	(0.03)	1.00	3.38	152,735	0.83	3.25	0.83	3.25
2001-ILA B Units	1.00	0.03	(0.03)	1.00	2.76	32,731	1.43	2.51	1.43	2.51
2001-ILA C Units	1.00	0.03	(0.03)	1.00	2.76	15,396	1.43	2.56	1.43	2.56
2001-Cash Management Shares	1.00	0.03	(0.03)	1.00	3.20	24,547	1.00	3.34	1.43	2.91
2000-ILA Units	1.00	0.06	(0.06)	1.00	6.14	584,448	0.43	5.94	0.43	5.94
2000-ILA Administration Units	1.00	0.06	(0.06)	1.00	5.98	71,230	0.58	5.87	0.58	5.87
2000-ILA Service Units	1.00	0.06	(0.06)	1.00	5.72	170,446	0.83	5.63	0.83	5.63
2000-ILA B Units	1.00	0.05	(0.05)	1.00	5.09	20,333	1.43	4.97	1.43	4.97
2000-ILA C Units	1.00	0.05	(0.05)	1.00	5.09	10,806	1.43	5.02	1.43	5.02
2000-Cash Management Shares	1.00	0.05	(0.05)	1.00	5.54	39,081	1.00	5.46	1.43	5.03
1999-ILA Units	1.00	0.05	(0.05)	1.00	4.90	1,095,109	0.43	4.79	0.43	4.79
1999-ILA Administration Units	1.00	0.05	(0.05)	1.00	4.74	40,850	0.58	4.65	0.58	4.65
1999-ILA Service Units	1.00	0.04	(0.04)	1.00	4.48	92,975	0.83	4.33	0.83	4.33
1999-ILA B Units	1.00	0.04	(0.04)	1.00	3.86	19,444	1.43	3.83	1.43	3.83
1999-ILA C Units	1.00	0.04	(0.04)	1.00	3.86	7,436	1.43	3.76	1.43	3.76
1999-Cash Management Shares	1.00	0.04	(0.04)	1.00	4.30	1	1.00	4.44	1.43	4.01
1998-ILA Units	1.00	0.05	(0.05)	1.00	5.32	837,185	0.43	5.19	0.43	5.19
1998-ILA Administration Units	1.00	0.05	(0.05)	1.00	5.16	38,836	0.58	5.05	0.58	5.05
1998-ILA Service Units	1.00	0.05	(0.05)	1.00	4.90	119,309	0.83	4.79	0.83	4.79
1998-ILA B Units	1.00	0.04	(0.04)	1.00	4.27	14,412	1.43	4.07	1.43	4.07
1998-ILA C Units	1.00	0.04	(0.04)	1.00	4.27	6,814	1.43	4.13	1.43	4.13
1998-Cash Management Shares (commenced May 1)	1.00	0.03	(0.03)	1.00	4.69(c)	2	0.93(c)	4.81(c)	1.43(c)	4.31(c)
1997-ILA Units	1.00	0.05	(0.05)	1.00	5.38	866,445	0.42	5.24	0.43	5.23
1997-ILA Service Units	1.00	0.05	(0.05)	1.00	4.96	78,316	0.82	4.85	0.83	4.84
1997-ILA B Units	1.00	0.04	(0.04)	1.00	4.33(c)	1,574	1.42(c)	4.33(c)	1.43(c)	4.32(c)
1997-ILA C Units (commenced August 15)	1.00	0.04	(0.04)	1.00	4.41(c)	1,897	1.42(c)	4.39(c)	1.43(c)	4.38(c)

(a) Calculated based on the average units/shares outstanding methodology.
(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a unitholder/shareholder would pay on fund distributions.
(c) Annualized.
(d) Not annualized.
(e) Less than $.005 per share.

The accompanying notes are an integral part of these financial statements.

Goldman Sachs Trust—Institutional Liquid Assets Portfolios

Financial Highlights (continued)

Selected Data for a Unit/Share Outstanding Throughout Each Period

Money Market Portfolio

	Net asset value, beginning of period	Net investment income(a)	Distributions to unit/shareholders	Net asset value, end of period	Total return(b)	Net assets, end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions — Ratio of expenses to average net assets	Ratios assuming no expense reductions — Ratio of net investment income to average net assets
For the Six Months Ended June 30, (Unaudited)										
2002-ILA Units	$1.00	$0.01	$(0.01)	$1.00	0.82%(d)	$ 959,026	0.41%(c)	1.66%(c)	0.41%(c)	1.66%(c)
2002-ILA Administration Units	1.00	0.01	(0.01)	1.00	0.75(d)	409,850	0.56(c)	1.50(c)	0.56(c)	1.50(c)
2002-ILA Service Units	1.00	0.01	(0.01)	1.00	0.62(d)	332,103	0.81(c)	1.25(c)	0.81(c)	1.25(c)
2002-Cash Management Shares	1.00	0.01	(0.01)	1.00	0.54(d)	262,690	0.98(c)	1.10(c)	1.41(c)	0.67(c)
For the Years Ended December 31,										
2001-ILA Units	1.00	0.04	(0.04)	1.00	4.02	1,156,176	0.41	4.13	0.41	4.13
2001-ILA Administration Units	1.00	0.04	(0.04)	1.00	3.87	394,078	0.56	3.73	0.56	3.73
2001-ILA Service Units	1.00	0.04	(0.04)	1.00	3.61	312,776	0.81	3.55	0.81	3.55
2001-Cash Management Shares	1.00	0.03	(0.03)	1.00	3.43	419,362	0.98	3.33	1.41	2.90
2000-ILA Units	1.00	0.06	(0.06)	1.00	6.18	1,753,668	0.41	6.05	0.41	6.05
2000-ILA Administration Units	1.00	0.06	(0.06)	1.00	6.02	321,440	0.56	6.12	0.56	6.12
2000-ILA Service Units	1.00	0.06	(0.06)	1.00	5.76	346,427	0.81	5.63	0.81	5.63
2000-Cash Management Shares	1.00	0.06	(0.06)	1.00	5.60	315,194	0.98	5.72	1.41	5.29
1999-ILA Units	1.00	0.05	(0.05)	1.00	4.92	1,346,765	0.41	4.80	0.41	4.80
1999-ILA Administration Units	1.00	0.05	(0.05)	1.00	4.76	6,961	0.56	4.64	0.56	4.64
1999-ILA Service Units	1.00	0.04	(0.04)	1.00	4.50	383,932	0.81	4.42	0.81	4.42
1999-Cash Management Shares	1.00	0.04	(0.04)	1.00	4.32	2	0.98	4.37	1.41	3.94
1998-ILA Units	1.00	0.05	(0.05)	1.00	5.33	1,350,317	0.40	5.17	0.43	5.14
1998-ILA Administration Units	1.00	0.05	(0.05)	1.00	5.17	314,327	0.55	5.04	0.58	5.01
1998-ILA Service Units	1.00	0.05	(0.05)	1.00	4.91	32,349	0.80	4.79	0.83	4.76
1998-Cash Management Shares (commenced May 1)	1.00	0.03	(0.03)	1.00	4.69(c)	2	0.90(c)	4.80(c)	1.43(c)	4.27(c)
1997-ILA Units	1.00	0.05	(0.05)	1.00	5.43	806,096	0.37	5.31	0.42	5.26
1997-ILA Administration Units	1.00	0.05	(0.05)	1.00	5.28	307,480	0.52	5.15	0.57	5.10
1997-ILA Service Units	1.00	0.05	(0.05)	1.00	5.01	20,517	0.77	4.90	0.82	4.85

(a) Calculated based on the average units/shares outstanding methodology.
(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a unitholder/shareholder would pay on fund distributions.
(c) Annualized.
(d) Not annualized.

The accompanying notes are an integral part of these financial statements.

Goldman Sachs Trust—Institutional Liquid Assets Portfolios

Financial Highlights (continued)

Selected Data for a Unit/Share Outstanding Throughout Each Period

Government Portfolio

	Net asset value, beginning of period	Net investment income(a)	Distributions to unit/shareholders	Net asset value, end of period	Total return(b)	Net assets, end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
									Ratio of expenses to average net assets	Ratio of net investment income to average net assets
For the Six Months Ended June 30, (Unaudited)										
2002-ILA Units	$1.00	$0.01	$(0.01)	$1.00	0.70%(d)	$ 93,936	0.43%(c)	1.41%(c)	0.54%(c)	1.30%(c)
2002-ILA Administration Units	1.00	0.01	(0.01)	1.00	0.62(d)	5,907	0.58(c)	1.26(c)	0.69(c)	1.15(c)
2002-ILA Service Units	1.00	—	—(e)	1.00	0.50(d)	64,166	0.83(c)	1.00(c)	0.94(c)	0.89(c)
2002-Cash Management Shares	1.00	—	—(e)	1.00	0.41(d)	19,303	1.00(c)	0.84(c)	1.54(c)	0.30(c)
For the Years Ended December 31,										
2001-ILA Units	1.00	0.04	(0.04)	1.00	3.69	124,757	0.43	3.61	0.49	3.55
2001-ILA Administration Units	1.00	0.03	(0.03)	1.00	3.53	6,027	0.58	2.84	0.64	2.78
2001-ILA Service Units	1.00	0.03	(0.03)	1.00	3.28	57,800	0.83	3.15	0.89	3.09
2001-Cash Management Shares	1.00	0.03	(0.03)	1.00	3.10	22,106	1.00	3.24	1.49	2.75
2000-ILA Units	1.00	0.06	(0.06)	1.00	6.05	126,034	0.43	5.84	0.48	5.79
2000-ILA Administration Units	1.00	0.06	(0.06)	1.00	5.89	562	0.58	5.57	0.63	5.52
2000-ILA Service Units	1.00	0.05	(0.05)	1.00	5.63	50,733	0.83	5.42	0.88	5.37
2000-Cash Management Shares	1.00	0.05	(0.05)	1.00	5.50	44,533	1.00	5.60	1.48	5.12
1999-ILA Units	1.00	0.05	(0.05)	1.00	4.77	205,244	0.43	4.64	0.45	4.62
1999-ILA Administration Units	1.00	0.05	(0.05)	1.00	4.61	3,265	0.58	4.42	0.60	4.40
1999-ILA Service Units	1.00	0.04	(0.04)	1.00	4.35	79,847	0.83	4.24	0.85	4.22
1999-Cash Management Shares	1.00	0.04	(0.04)	1.00	4.18	153	1.00	4.68	1.45	4.23
1998-ILA Units	1.00	0.05	(0.05)	1.00	5.21	383,243	0.43	5.09	0.45	5.07
1998-ILA Administration Units	1.00	0.05	(0.05)	1.00	5.05	7,692	0.58	4.94	0.60	4.92
1998-ILA Service Units	1.00	0.05	(0.05)	1.00	4.79	105,732	0.83	4.67	0.85	4.65
1998-Cash Management Shares (commenced May 1)	1.00	0.03	(0.03)	1.00	4.57(c)	2	0.93(c)	4.60(c)	1.45(c)	4.08(c)
1997-ILA Units	1.00	0.05	(0.05)	1.00	5.31	460,457	0.42	5.16	0.42	5.16
1997-ILA Administration Units	1.00	0.05	(0.05)	1.00	5.15	10,192	0.57	4.98	0.57	4.98
1997-ILA Service Units	1.00	0.05	(0.05)	1.00	4.89	83,799	0.82	4.78	0.82	4.78

(a) Calculated based on the average units/shares outstanding methodology.

(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a unitholder/shareholder would pay on fund distributions.

(c) Annualized.

(d) Not annualized.

(e) Less than $.005 per share.

The accompanying notes are an integral part of these financial statements.

Goldman Sachs Trust—Institutional Liquid Assets Portfolios

Financial Highlights (continued)

Selected Data for a Unit/Share Outstanding Throughout Each Period

Treasury Obligations Portfolio

	Net asset value, beginning of period	Net investment income[a]	Distributions to unit/shareholders	Net asset value, end of period	Total return[b]	Net assets, end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
									Ratio of expenses to average net assets	Ratio of net investment income to average net assets
For the Six Months Ended June 30, (Unaudited)										
2002-ILA Units	$1.00	$0.01	$(0.01)	$1.00	0.74%	$ 458,226	0.41%[c]	1.46%[c]	0.41%[c]	1.46%[c]
2002-ILA Administration Units	1.00	0.01	(0.01)	1.00	0.67	9,763	0.56[c]	1.32[c]	0.56[c]	1.32[c]
2002-ILA Service Units	1.00	0.01	(0.01)	1.00	0.54	2,319,053	0.81[c]	1.05[c]	0.81[c]	1.05[c]
2002-Cash Management Shares	1.00	—	—[d]	1.00	0.46	184,235	0.98[c]	0.85[c]	1.41[c]	0.42[c]
For the Years Ended December 31,										
2001-ILA Units	1.00	0.04	(0.04)	1.00	3.61	423,561	0.43	3.43	0.44	3.42
2001-ILA Administration Units	1.00	0.03	(0.03)	1.00	3.46	16,595	0.58	3.39	0.59	3.38
2001-ILA Service Units	1.00	0.03	(0.03)	1.00	3.20	1,379,621	0.83	2.70	0.84	2.69
2001-Cash Management Shares	1.00	0.03	(0.03)	1.00	3.03	2,532	1.00	3.09	1.44	2.65
2000-ILA Units	1.00	0.06	(0.06)	1.00	5.95	384,023	0.42	5.77	0.42	5.77
2000-ILA Administration Units	1.00	0.06	(0.06)	1.00	5.79	15,095	0.57	5.51	0.57	5.51
2000-ILA Service Units	1.00	0.05	(0.05)	1.00	5.52	493,259	0.82	5.49	0.82	5.49
2000-Cash Management Shares (commenced August 1)	1.00	0.02	(0.02)	1.00	2.33	2,598	0.99[c]	5.53[c]	1.42[c]	5.10[c]
1999-ILA Units	1.00	0.05	(0.05)	1.00	4.63	404,299	0.42	4.50	0.42	4.50
1999-ILA Administration Units	1.00	0.04	(0.04)	1.00	4.48	42,334	0.57	4.35	0.57	4.35
1999-ILA Service Units	1.00	0.04	(0.04)	1.00	4.22	264,787	0.82	4.19	0.82	4.19
1998-ILA Units	1.00	0.05	(0.05)	1.00	5.15	734,553	0.42	4.96	0.43	4.95
1998-ILA Administration Units	1.00	0.05	(0.05)	1.00	4.99	80,464	0.57	4.88	0.58	4.87
1998-ILA Service Units	1.00	0.05	(0.05)	1.00	4.73	35,432	0.82	4.67	0.83	4.66
1997-ILA Units	1.00	0.05	(0.05)	1.00	5.26	590,381	0.42	5.12	0.42	5.12
1997-ILA Administration Units	1.00	0.05	(0.05)	1.00	5.10	124,159	0.57	4.99	0.57	4.99
1997-ILA Service Units	1.00	0.05	(0.05)	1.00	4.84	104,133	0.82	4.73	0.82	4.73

(a) Calculated based on the average units/shares outstanding methodology.

(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a unitholder/shareholder would pay on fund distributions.

(c) Annualized.

(d) Less than $.005 per share.

The accompanying notes are an integral part of these financial statements.

Goldman Sachs Trust—Institutional Liquid Assets Portfolios

Financial Highlights (continued)

Selected Data for a Unit/Share Outstanding Throughout Each Period

Treasury Instruments Portfolio

	Net asset value, beginning of period	Net investment income [a]	Distributions to unit/shareholders	Net asset value, end of period	Total return [b]	Net assets, end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
									Ratio of expenses to average net assets	Ratio of net investment income to average net assets
For the Six Months Ended June 30, (Unaudited)										
2002-ILA Units	$1.00	$0.01	$(0.01)	$1.00	0.67%	$145,521	0.43%[c]	1.32%[c]	0.44%[c]	1.31%[c]
2002-ILA Administration Units	1.00	0.01	(0.01)	1.00	0.59	26,526	0.58[c]	1.17[c]	0.59[c]	1.16[c]
2002-ILA Service Units	1.00	—	—[d]	1.00	0.47	412,446	0.83[c]	0.92[c]	0.84[c]	0.91[c]
2002-Cash Management Shares	1.00	—	—[d]	1.00	0.38	10,192	1.00[c]	0.75[c]	1.44[c]	0.31[c]
For the Years Ended December 31,										
2001-ILA Units	1.00	0.04	(0.04)	1.00	3.59	203,239	0.43	3.49	0.47	3.45
2001-ILA Administration Units	1.00	0.03	(0.03)	1.00	3.43	18,842	0.58	3.23	0.62	3.19
2001-ILA Service Units	1.00	0.03	(0.03)	1.00	3.18	247,064	0.83	2.67	0.87	2.63
2001-Cash Management Shares	1.00	0.03	(0.03)	1.00	3.00	20,312	1.00	2.63	1.47	2.16
2000-ILA Units	1.00	0.05	(0.05)	1.00	5.62	201,088	0.43	5.49	0.45	5.47
2000-ILA Administration Units	1.00	0.05	(0.05)	1.00	5.46	21,875	0.58	5.20	0.60	5.18
2000-ILA Service Units	1.00	0.05	(0.05)	1.00	5.20	104,076	0.83	4.96	0.85	4.94
2000-Cash Management Shares (commenced August 1)	1.00	0.02	(0.02)	1.00	2.21	11,577	1.00[c]	5.22[c]	1.45[c]	4.77[c]
1999-ILA Units	1.00	0.04	(0.04)	1.00	4.38	224,609	0.43	4.29	0.43	4.29
1999-ILA Administration Units	1.00	0.04	(0.04)	1.00	4.22	32,162	0.58	4.09	0.58	4.09
1999-ILA Service Units	1.00	0.04	(0.04)	1.00	3.96	306,483	0.83	3.90	0.83	3.90
1998-ILA Units	1.00	0.05	(0.05)	1.00	4.96	341,476	0.30	4.83	0.43	4.70
1998-ILA Administration Units	1.00	0.05	(0.05)	1.00	4.80	131,685	0.45	4.68	0.58	4.55
1998-ILA Service Units	1.00	0.04	(0.04)	1.00	4.54	374,128	0.70	4.43	0.83	4.30
1997-ILA Units	1.00	0.05	(0.05)	1.00	5.17	330,241	0.22	5.02	0.42	4.82
1997-ILA Administration Units	1.00	0.05	(0.05)	1.00	5.01	98,667	0.37	4.88	0.57	4.68
1997-ILA Service Units	1.00	0.05	(0.05)	1.00	4.75	295,404	0.62	4.63	0.82	4.43

[a] Calculated based on the average units/shares outstanding methodology.
[b] Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a unitholder/shareholder would pay on fund distributions.
[c] Annualized.
[d] Less than $.005 per share.

The accompanying notes are an integral part of these financial statements.

Goldman Sachs Trust—Institutional Liquid Assets Portfolios

Financial Highlights (continued)

Selected Data for a Unit/Share Outstanding Throughout Each Period

Federal Portfolio

| | Net asset value, beginning of period | Net investment income [a] | Distributions to unit/shareholders | Net asset value, end of period | Total return [b] | Net assets, end of period (in 000's) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | |
									Ratio of expenses to average net assets	Ratio of net investment income to average net assets
For the Six Months Ended June 30, (Unaudited)										
2002-ILA Units	$1.00	$0.01	$(0.01)	$1.00	0.78%	$2,323,282	0.41%[c]	1.57%[c]	0.41%[c]	1.57%[c]
2002-ILA Administration Units	1.00	0.01	(0.01)	1.00	0.71	864,668	0.56[c]	1.42[c]	0.56[c]	1.42[c]
2002-ILA Service Units	1.00	0.01	(0.01)	1.00	0.58	260,946	0.81[c]	1.17[c]	0.81[c]	1.17[c]
2002-Cash Management Shares	1.00	0.01	(0.01)	1.00	0.50	833,809	0.98[c]	1.00[c]	1.41[c]	0.57[c]
For the Years Ended December 31,										
2001-ILA Units	1.00	0.04	(0.04)	1.00	3.90	3,095,942	0.41	3.96	0.41	3.96
2001-ILA Administration Units	1.00	0.04	(0.04)	1.00	3.74	1,044,722	0.56	3.45	0.56	3.45
2001-ILA Service Units	1.00	0.03	(0.03)	1.00	3.48	291,750	0.81	3.38	0.81	3.38
2001-Cash Management Shares	1.00	0.03	(0.03)	1.00	3.31	1,176,092	0.98	3.23	1.41	2.80
2000-ILA Units	1.00	0.06	(0.06)	1.00	6.03	4,221,684	0.40	5.90	0.40	5.90
2000-ILA Administration Units	1.00	0.06	(0.06)	1.00	5.87	620,138	0.55	6.01	0.55	6.01
2000-ILA Service Units	1.00	0.05	(0.05)	1.00	5.61	278,002	0.80	5.48	0.80	5.48
2000-Cash Management Shares (commenced August 1)	1.00	0.02	(0.02)	1.00	2.36	778,826	1.00[c]	5.59[c]	1.43[c]	5.16[c]
1999-ILA Units	1.00	0.05	(0.05)	1.00	4.81	3,171,330	0.41	4.72	0.41	4.72
1999-ILA Administration Units	1.00	0.05	(0.05)	1.00	4.66	836	0.56	4.46	0.56	4.46
1999-ILA Service Units	1.00	0.04	(0.04)	1.00	4.39	284,382	0.81	4.30	0.81	4.30
1998-ILA Units	1.00	0.05	(0.05)	1.00	5.25	2,625,705	0.34	5.10	0.42	5.02
1998-ILA Administration Units	1.00	0.05	(0.05)	1.00	5.09	508,297	0.49	4.97	0.57	4.89
1998-ILA Service Units	1.00	0.05	(0.05)	1.00	4.83	53,994	0.74	4.71	0.82	4.63
1997-ILA Units	1.00	0.05	(0.05)	1.00	5.40	2,050,559	0.27	5.26	0.41	5.12
1997-ILA Administration Units	1.00	0.05	(0.05)	1.00	5.24	530,001	0.42	5.11	0.56	4.97
1997-ILA Service Units	1.00	0.05	(0.05)	1.00	4.98	34,540	0.67	4.83	0.81	4.69

[a] Calculated based on the average units/shares outstanding methodology.
[b] Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a unitholder/shareholder would pay on fund distributions.
[c] Annualized.

The accompanying notes are an integral part of these financial statements.

Financial Highlights

Selected Data for a Unit/Share Outstanding Throughout Each Period

Tax-Exempt Diversified Portfolio

| | Net asset value, beginning of period | Net investment income[a] | Distributions to unit/shareholders | Net asset value, end of period | Total return[b] | Net assets, end of period (in 000's) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | |
									Ratio of expenses to average net assets	Ratio of net investment income to average net assets
For the Six Months Ended June 30, (Unaudited)										
2002 — ILA Units	$1.00	$0.01	$(0.01)	$1.00	0.57%[d]	$1,045,411	0.41%[c]	1.14%[c]	0.42%[c]	1.13%[c]
2002 — ILA Administration Units	1.00	—	—[e]	1.00	0.49[d]	372,429	0.56[c]	1.00[c]	0.57[c]	0.99[c]
2002 — ILA Service Units	1.00	—	—[e]	1.00	0.37[d]	19,979	0.81[c]	0.73[c]	0.82[c]	0.72[c]
2002 — Cash Management Shares	1.00	—	—[e]	1.00	0.41[d]	244,465	0.73[c]	0.82[c]	1.42[c]	0.13[c]
For the Years Ended December 31,										
2001 — ILA Units	1.00	0.02	(0.02)	1.00	2.44	1,339,898	0.40	2.43	0.41	2.42
2001 — ILA Administration Units	1.00	0.02	(0.02)	1.00	2.28	357,182	0.55	2.03	0.56	2.02
2001 — ILA Service Units	1.00	0.02	(0.02)	1.00	2.03	74,461	0.80	1.83	0.81	1.82
2001 — Cash Management Shares	1.00	0.02	(0.02)	1.00	1.85	290,372	0.97	1.82	1.41	1.38
2000 — ILA Units	1.00	0.04	(0.04)	1.00	3.74	1,732,707	0.41	3.67	0.42	3.66
2000 — ILA Administration Units	1.00	0.04	(0.04)	1.00	3.58	130,767	0.56	3.64	0.57	3.63
2000 — ILA Service Units	1.00	0.03	(0.03)	1.00	3.33	51,389	0.81	3.26	0.82	3.25
2000 — Cash Management Shares	1.00	0.03	(0.03)	1.00	3.19	227,089	0.98	3.32	1.42	2.88
1999 — ILA Units	1.00	0.03	(0.03)	1.00	2.89	1,734,623	0.42	2.85	0.42	2.85
1999 — ILA Administration Units	1.00	0.03	(0.03)	1.00	2.73	28,084	0.57	2.66	0.57	2.66
1999 — ILA Service Units	1.00	0.02	(0.02)	1.00	2.48	20,991	0.82	2.41	0.82	2.41
1999 — Cash Management Shares	1.00	0.02	(0.02)	1.00	2.30	2	0.99	2.51	1.42	2.08
1998 — ILA Units	1.00	0.03	(0.03)	1.00	3.17	1,562,285	0.35	3.12	0.41	3.06
1998 — ILA Administration Units	1.00	0.03	(0.03)	1.00	3.02	26,509	0.50	2.98	0.56	2.92
1998 — ILA Service Units	1.00	0.03	(0.03)	1.00	2.76	37,850	0.75	2.72	0.81	2.66
1998 — Cash Management Shares (commenced May 1)	1.00	0.02	(0.02)	1.00	2.61[c]	2	0.85[c]	2.66[c]	1.41[c]	2.10[c]
1997 — ILA Units	1.00	0.03	(0.03)	1.00	3.39	1,479,486	0.32	3.33	0.41	3.24
1997 — ILA Administration Units	1.00	0.03	(0.03)	1.00	3.23	27,967	0.47	3.16	0.56	3.07
1997 — ILA Service Units	1.00	0.03	(0.03)	1.00	2.97	30,513	0.72	2.97	0.81	2.88

(a) Calculated based on the average units/shares outstanding methodology.
(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period.
(c) Annualized.
(d) Not annualized.
(e) Less than $.005 per share.

The accompanying notes are an integral part of these financial statements.

Goldman Sachs Trust—Institutional Liquid Assets Portfolios

Financial Highlights (continued)

Selected Data for a Unit/Share Outstanding Throughout Each Period

Tax-Exempt California Portfolio

	Net asset value, beginning of period	Net investment income[a]	Distributions to unit/ shareholders	Net asset value, end of period	Total return[b]	Net assets, end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
									Ratio of expenses to average net assets	Ratio of net investment income to average net assets
For the Six Months Ended June 30, (Unaudited)										
2002-ILA Units	$1.00	$0.01	$(0.01)	$1.00	0.52%[d]	$309,379	0.43%[c]	1.04%[c]	0.44%[c]	1.03%[c]
2002-ILA Administration Units	1.00	—	—[e]	1.00	0.44[d]	81,360	0.58[c]	0.90[c]	0.59[c]	0.89[c]
2002-ILA Service Units	1.00	—	—[e]	1.00	0.32[d]	6,334	0.83[c]	0.70[c]	0.84[c]	0.69[c]
2002-Cash Management Shares	1.00	—	—[e]	1.00	0.36[d]	47,961	0.75[c]	0.71[c]	1.44[c]	0.02[c]
For the Years Ended December 31,										
2001-ILA Units	1.00	0.02	(0.02)	1.00	2.08	305,626	0.43	2.13	0.45	2.11
2001-ILA Administration Units	1.00	0.02	(0.02)	1.00	1.92	70,281	0.58	1.82	0.60	1.80
2001-ILA Service Units	1.00	0.02	(0.02)	1.00	1.67	84	0.83	1.84	0.85	1.82
2001-Cash Management Shares	1.00	0.01	(0.01)	1.00	1.50	62,986	1.00	1.53	1.45	1.08
2000-ILA Units	1.00	0.03	(0.03)	1.00	3.17	650,980	0.42	3.08	0.43	3.07
2000-ILA Administration Units	1.00	0.03	(0.03)	1.00	3.02	27,490	0.56	2.99	0.57	2.98
2000-ILA Service Units	1.00	0.03	(0.03)	1.00	2.76	63	0.82	2.22	0.83	2.21
2000-Cash Management Shares	1.00	0.03	(0.03)	1.00	2.63	71,162	0.98	2.74	1.42	2.30
1999-ILA Units	1.00	0.03	(0.03)	1.00	2.60	895,469	0.42	2.58	0.42	2.58
1999-ILA Administration Units	1.00	0.02	(0.02)	1.00	2.45	8,910	0.57	2.38	0.57	2.38
1999-ILA Service Units	1.00	0.02	(0.02)	1.00	2.19	27,229	0.82	2.39	0.82	2.39
1999-Cash Management Shares	1.00	0.02	(0.02)	1.00	2.02	1	0.99	2.15	1.42	1.72
1998-ILA Units	1.00	0.03	(0.03)	1.00	2.84	584,615	0.41	2.79	0.41	2.79
1998-ILA Administration Units	1.00	0.03	(0.03)	1.00	2.68	512	0.56	2.84	0.56	2.84
1998-ILA Service Units	1.00	0.02	(0.02)	1.00	2.43	2	0.81	2.48	0.81	2.48
1998-Cash Management Shares (commenced May 1)	1.00	0.02	(0.02)	1.00	2.25[c]	2	0.91[c]	2.37[c]	1.41[c]	1.87[c]
1997-ILA Units	1.00	0.03	(0.03)	1.00	3.15	591,003	0.42	3.10	0.42	3.10
1997-ILA Administration Units	1.00	0.03	(0.03)	1.00	3.00	360	0.57	2.98	0.57	2.98
1997-ILA Service Units (Re-commenced September 1)	1.00	0.01	(0.01)	1.00	2.87[c]	2	0.82[c]	2.90[c]	0.82[c]	2.90[c]

(a) Calculated based on the average units/shares outstanding methodology.
(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period.
(c) Annualized.
(d) Not annualized.
(e) Less than $.005 per share.

The accompanying notes are an integral part of these financial statements.

Goldman Sachs Trust-Institutional Liquid Assets Portfolios

Financial Highlights (continued)

Selected Data for a Unit/Share Outstanding Throughout Each Period

Tax-Exempt New York Portfolio

| | Net asset value, beginning of period | Net investment income[a] | Distributions to unit/shareholders | Net asset value, end of period | Total return[b] | Net assets, end of period (in 000's) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | |
									Ratio of expenses to average net assets	Ratio of net investment income to average net assets
For the Six Months Ended June 30, (Unaudited)										
2002-ILA Units	$1.00	$0.01	$(0.01)	$1.00	0.49%[d]	$120,332	0.43%[c]	1.00%[c]	0.48%[c]	0.95%[c]
2002-ILA Administration Units	1.00	—	—[e]	1.00	0.42[d]	91,497	0.58[c]	0.84[c]	0.63[c]	0.79[c]
2002-ILA Service Units	1.00	—	—[e]	1.00	0.29[d]	251	0.83[c]	0.59[c]	0.88[c]	0.54[c]
2002-Cash Management Shares	1.00	—	—[e]	1.00	0.33[d]	59,250	0.75[c]	0.67[c]	1.48[c]	(0.06)[c]
For the Years Ended December 31,										
2001-ILA Units	1.00	0.02	(0.02)	1.00	2.23	122,610	0.43	2.27	0.47	2.23
2001-ILA Administration Units	1.00	0.02	(0.02)	1.00	2.07	116,028	0.58	2.04	0.62	2.00
2001-ILA Service Units	1.00	0.02	(0.02)	1.00	1.81	315	0.83	2.08	0.87	2.04
2001-Cash Management Shares	1.00	0.02	(0.02)	1.00	1.64	42,440	1.00	1.50	1.47	1.03
2000-ILA Units	1.00	0.04	(0.04)	1.00	3.57	176,618	0.43	3.51	0.47	3.47
2000-ILA Administration Units	1.00	0.03	(0.03)	1.00	3.41	82,019	0.58	3.44	0.62	3.40
2000-ILA Service Units	1.00	0.03	(0.03)	1.00	3.15	303	0.83	3.33	0.87	3.29
2000-Cash Management Shares	1.00	0.03	(0.03)	1.00	3.02	13,758	1.00	3.15	1.47	2.68
1999-ILA Units	1.00	0.03	(0.03)	1.00	2.76	160,301	0.43	2.73	0.44	2.72
1999-ILA Administration Units	1.00	0.03	(0.03)	1.00	2.60	37,836	0.58	2.61	0.59	2.60
1999-ILA Service Units	1.00	0.02	(0.02)	1.00	2.35	2	0.83	2.29	0.84	2.28
1999-Cash Management Shares	1.00	0.02	(0.02)	1.00	2.17	2	1.00	2.34	1.44	1.90
1998-ILA Units	1.00	0.03	(0.03)	1.00	3.02	122,550	0.36	2.96	0.51	2.81
1998-ILA Administration Units	1.00	0.03	(0.03)	1.00	2.87	21,580	0.51	2.85	0.66	2.70
1998-ILA Service Units	1.00	0.03	(0.03)	1.00	2.61	2	0.76	2.61	0.91	2.46
1998-Cash Management Shares (commenced May 1)	1.00	0.02	(0.02)	1.00	2.46[c]	1	0.86[c]	2.56[c]	1.51[c]	1.91[c]
1997-ILA Units	1.00	0.03	(0.03)	1.00	3.29	102,887	0.33	3.24	0.43	3.14
1997-ILA Administration Units	1.00	0.03	(0.03)	1.00	3.14	31,993	0.48	3.09	0.58	2.99
1997-ILA Service Units (commenced September 15)	1.00	0.01	(0.01)	1.00	3.02[c]	2	0.73[c]	3.04[c]	0.83[c]	2.94[c]

[a] Calculated based on the average units/shares outstanding methodology.
[b] Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period.
[c] Annualized.
[d] Not annualized.
[e] Less than $.005 per share.

The accompanying notes are an integral part of these financial statements.

52

Goldman Sachs Funds
32 Old Slip
New York, NY 10005



ILA/SAR 6/02